UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (the “Company” or Telvent”) is a leading real-time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
References
Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	All references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€” are to the legal currency of the European Union;

(4)	“DTN” refers to DTN Holding Company, Inc., which we acquired on October 28, 2008;

(5)	“Matchmind” refers to our subsidiary Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingeniería de Software, S.L., which we acquired effective October 1, 2007 and which have been merged into Telvent Global Services, S.A. effective July 1, 2010;

(6)	“North America” refers to the United States and Canada;

(7)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;

(8)	“S21 Sec” refers to Grupo S21 Sec Gestión, S.A.;

(9)	“SEC” refers to the United States Securities and Exchange Commission;

(10)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(11)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(12)	“Telvent Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007, and which was merged into Telvent Farradyne Inc. (now called Telvent USA Corporation) on April 1, 2010;

(13)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd.;

(14)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;

(15)	“Telvent DTN” refers to Telvent DTN, Inc., which is the surviving legal entity that resulted from a corporate reorganization completed on October 26, 2009, under which the name DTN Holding Company, Inc., was changed to Telvent DTN, Inc., and all of the subsidiaries of DTN Holding Company, Inc. were merged into Telvent DTN, Inc.;

(16)	“Telvent Energía” refers to our subsidiary Telvent Energía, S.A.;

(17)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(18)	“Telvent Global Services” refers to Telvent Global Services, S.A., the result of the merger of Telvent Outsourcing, S.A., Telvent Housing, S.A., Telvent Interactiva, S.A. GD 21, S.L., Galian 2020, S.L., Matchmind Holding, S.L., Matchmind, S.L. and Matchmind Ingeniería de Software, S.L. carried out effective July 1, 2010;

(19)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(20)	“Telvent Tráfico” refers to our subsidiary Telvent Tráfico y Transporte, S.A.;

(21)	“Telvent USA” refers to our subsidiary Telvent U.S.A., Inc. which was merged into Telvent Farradyne Inc. (now called Telvent USA Corporation) on June 30, 2010 effective July 1, 2010;

(22)	“Telvent USA Corporation” refers to our subsidiary Telvent USA Corporation, a Maryland corporation, the result of the merger of Telvent U.S.A., Inc., Telvent Traffic North America, Inc., Telvent Farradyne Inc., Telvent Caseta, Inc. and Telvent Miner & Miner, Inc.; and carried out effective July 1, 2010.

(23)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires.

     I. Financial Information
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€62,896	€92,893
Other short-term investments	669	758
Derivative contracts	3,299	2,622
Accounts receivable (net of allowances of € 881 as of September 30, 2010 and € 1,122 as of December 31, 2009)	115,174	66,450
Unbilled revenues	335,967	320,919
Due from related parties	31,016	8,762
Inventory	20,373	20,432
Other taxes receivable	20,103	18,974
Deferred tax assets	5,111	4,137
Other current assets	8,364	5,694

Total current assets	€602,972	€541,641
Deposits and other investments	7,476	7,476
Investments carried under the equity method	8,334	6,472
Property, plant and equipment, net	80,516	81,549
Long-term receivables and other assets	10,813	10,732
Deferred tax assets	63,552	41,166
Other intangible assets, net	192,568	184,359
Goodwill	250,791	234,404
Derivative contracts long-term	3,880	831

Total assets	€1,220,902	€1,108,630

Liabilities and equity:
Current liabilities:
Accounts payable	€211,614	264,368
Billings in excess of costs and estimated earnings	71,622	61,989
Accrued and other liabilities	23,074	15,951
Income and other taxes payable	19,893	24,526
Deferred tax liabilities	3,333	4,554
Due to related parties	109,423	63,915
Current portion of long-term debt	10,121	17,621
Short-term debt	58,966	97,335
Short-term leasing obligations	1,946	8,822
Derivative contracts	4,384	4,788

Total current liabilities	€514,376	€563,869
The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Long-term debt less current portion	178,791	171,202
Long-term leasing obligations	1,621	13,043
Derivative contracts, long-term	16,932	1,430
Other long-term liabilities	23,418	29,516
Convertible notes, net of conversion option	99,489	—
Deferred tax liabilities	47,569	48,226
Unearned income	2,489	1,360

Total liabilities	€884,685	€828,646

Commitments and contingencies	—	—

Equity:
Non-controlling interest	596	208
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized and issued, same class and series.	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in capital	94,674	94,481
Accumulated other comprehensive income (loss)	(10,109)	(24,967)
Retained earnings	153,308	112,514

Total shareholders’ equity	€335,621	€279,776

Total equity	€336,217	€279,984

Total liabilities and equity	€1,220,902	€1,108,630

The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenues	€163,557	€195,538	€502,518	€563,584
Cost of revenues	99,113	134,086	307,956	368,869

Gross profit	€64,444	€61,452	€194,562	€194,715

General and administrative	34,157	26,177	95,303	86,152
Sales and marketing	6,668	7,290	21,950	20,787
Research and development	2,011	4,351	7,573	12,911
Depreciation and amortization	9,113	6,510	26,195	20,417
Other allowances	—	—	18,035	—

Total operating expenses	€51,949	€44,328	€169,056	€140,267

Income (loss) from operations	12,495	17,124	25,506	54,448
Interest expense	(8,096)	(6,490)	(20,300)	(23,069)
Interest income	(64)	124	(21)	237
Other financial income (expense), net	(3,268)	(672)	26,824	(4,556)
Income (loss) from companies carried under the equity method	683	(404)	2,517	(224)
Other income (expense), net	—	(293)	—	(1,073)

Total other income (expense)	€(10,745)	€(7,735)	€9,020	€(28,685)

Income before income taxes	1,750	9,389	34,526	25,763
Income tax expense (benefit)	(2,543)	981	(6,934)	2,783

Net income	€4,293	€8,408	€41,460	€22,980

Loss/(profit) attributable to non-controlling interest	(44)	(9)	(666)	(210)

Net income attributable to the parent company	€4,249	€8,399	€40,794	€22,770

Add back
Convertible debt interest expense, net of tax (*)	€2,708	€—	€5,253	€—
Change in fair value of embedded call option, net of tax (*)	1,457	—	(24,707)	—

Adjusted net income attributable to the parent company for diluted EPS	€8,414	€8,399	€21,340	€22,770

Earnings per share
Basic net income attributable to the parent company per share	€0.13	€0.25	€1.21	€0.67

Diluted net income attributable to the parent company per share (**)	€0.13	€0.25	€0.57	€0.67

Weighted average number of shares outstanding
Basic	33,723,197	34,033,676	33,723,197	34,073,851
Diluted	39,945,962	34,094,159	37,609,528	34,094,159

(*)	Addback amounts include exchange rate differences.

(**)	In the three-month period ended September 30, 2010, the effect of applying the “if-converted” method was antidilutive, thus conversion was not assumed.
The unaudited Consolidated Statements of Operations include the following income (expense) items from transactions with related parties. Cost of revenues include costs generated with related parties, and not all the costs incurred to generate related parties revenues.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Revenues	€11,920	€11,276	€20,475	€35,087
Cost of revenues	(2,185)	(860)	(5,924)	(3,510)
General and administrative	(6,258)	(2,973)	(18,145)	(6,283)
Financial income (expense), net	(2,002)	(1,898)	(6,606)	(3,079)
The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net income	€41,460	€22,980
Less (profit)/loss attributable to non-controlling interest	(666)	(210)

Net income attributable to the parent company	40,794	22,770
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities	(16,694)	34,327
Change in operating assets and liabilities, net of amounts acquired	(65,770)	(108,211)
Change in operating assets and liabilities due to temporary joint ventures	(1,822)	(2,724)
Adoption of SFAS 167	(5,707)	—

Net cash provided by (used in) operating activities	€(49,199)	€(53,838)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	965	17,892
Due from related parties	2	12,665
Purchase of property, plant & equipment	(9,169)	(6,692)
Investment in intangible assets	(13,983)	(5,464)
Acquisition of subsidiaries, net of cash, including deferred payments	(14,123)	(20,964)
Disposal / (acquisition) of investments	2,982	(1,000)

Net cash provided by (used in) investing activities	€(33,326)	€(3,563)

Cash flows from financing activities:
Proceeds from long-term debt	176,123	25,021
Repayment of long-term debt	(203,751)	(34,460)
Proceeds from short-term debt	13,403	7,706
Repayment of short-term debt	(66,574)	(10,407)
Proceeds from issuance of convertible notes	142,133	—
Dividends paid to shareholders	—	(12,274)
Dividends paid to non-controlling interest	—	(1,283)
Proceeds (repayments) of government loans	163	(304)
Purchase of Treasury Stock	—	(4,707)
Due to related parties	(10,891)	67,168

Net cash provided by (used in) financing activities	€50,606	€36,460

Net increase (decrease) in cash and cash equivalents	€(31,919)	€(20,941)
Net effect of foreign exchange in cash and cash equivalents	1,922	(34)
Cash and cash equivalents at the beginning of period	92,340	60,792
Joint venture cash and cash equivalents at the beginning of period	553	6,931

Cash and cash equivalents at the end of period	€62,896	€46,748

Supplemental disclosure of cash information
Cash paid for the period:
Income taxes	€2,270	€5,995
Interest	13,143	19,124
Non-cash transactions:
Capital leases	€418	€3,193
The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Equity
(In thousands of Euros except share amounts)

						Accumulated
				Additional		Other
	Ordinary Shares		Treasury	Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Stock	capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2009	34,094,159	€102,455	€(4,707)	€94,481	€112,514	€(24,967)	€208	€279,984

Comprehensive income:
Net Income attributable to parent company	—	—	—	—	40,794	—	—	40,794
Foreign currency translation adjustment	—	—	—	—	—	13,998	(2)	13,996

Net investment hedges, net of tax	—	—	—	—	—	885	—	885

Derivatives qualifying as hedges	—	—	—	—	—	(25)	—	(25)

Total comprehensive income								55,650

Adoption of SFAS 167	—	—	—	—	—	—	(282)	(282)
Extraordinary variable compensation plan	—	—	—	16	—	—	—	16
Parent company stock purchase plan	—	—	—	177	—	—	—	177
Net change in non-controlling interest	—	—	—	—	—	—	6	6
Profit attributable to non-controlling interest	—	—	—	—	—	—	666	666

Balance, September 30, 2010	34,094,159	€102,455	€(4,707)	€94,674	€153,308	€(10,109)	€596	€336,217

The accompanying notes are an integral part of these unaudited condensed Consolidated Financial Statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent Desarrollos, S.A. was incorporated on April 4, 2000 and is registered in the Madrid Registry of Companies, Volume 15,370, Folio 164, Sheet No. M-257879, 1st entry, C.I.F. No. A-82631623. Its corporate headquarters are located in Madrid, Spain. At a general shareholders’ meeting held on January 19, 2001, Telvent Desarrollos, S.A. changed its name to Telvent Sistemas y Redes, S.A. and at a general shareholders’ meeting held on January 23, 2003, Telvent Sistemas y Redes, S.A. changed its name to Telvent GIT, S.A. (“Telvent” or the “Company”), which remains its legal and commercial name. The largest shareholder of Telvent is Abengoa, S.A., which currently holds, indirectly, 40% of Telvent’s outstanding shares.
     Telvent is a leading real-time IT solutions and information provider for a sustainable world that specializes in high value-added real time services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable Telvent’s customers to more efficiently manage their operations, business processes and customer services.
     Within these financial statements, “Abengoa” refers to Abengoa, S.A. and its subsidiaries, but excluding Telvent and its subsidiaries. The “Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent and its subsidiaries.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     The results of operations for the nine-month period ended September 30, 2010 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 18, 2010.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Adoption of SFAS 167
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46 (R) (SFAS 167). As explained in Note 6, the adoption of this Standard has resulted in the deconsolidation of most of our joint venture arrangements, where there is joint control, and these investments are now carried under the equity method. SFAS 167 was adopted prospectively. Had this Standard been adopted retrospectively, revenues and cost of revenues for the nine-month period and the three-month period ended September 30, 2009 would have been as follows:

	Nine Months Ended September 30,
	(Unaudited)
	2010	2009
Revenues	€502,518	€539,823
Cost of revenues	307,956	345,532

Gross profit	€194,562	€194,291

	Three-Months Ended September 30,
	(Unaudited)
	2010	2009
Revenues	€163,557	€184,502
Cost of revenues	99,113	123,044

Gross profit	€64,444	€61,458

Convertible Notes
     On April 19, 2010, the Company issued U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015 (for more detail see Note 9 “Convertible Notes”). Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 (one thousand U.S. dollars) principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share.
     The Notes are a complex hybrid instrument bearing an embedded option according to which, if converted, the Company can elect to redeem the Notes either by providing the noteholder, in cash, the redemption amount of the security or the number of ordinary shares into which the security is convertible. The embedded option qualifies to be separated from the Note and accounted for as a derivative instrument in accordance with U.S. GAAP, with an offsetting debit that reduces the carrying amount of the Notes, due to the fact that the conversion strike price is denominated in a currency (U.S. $) other than the issuer’s functional currency (Euro).
     As a result, at the time of issuance, the option is separated from the Note and recorded as a derivative liability at fair value, with future changes in fair value recorded in the Consolidated Statement of Operations as “Other financial income (expense), net”. The remaining proceeds of the Notes are classified as Debt and will be recorded following the effective interest method. Interest expense includes the amortization of the original value of the conversion option.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Net investment hedge
     Effective April 19, 2010, the Company started applying net investment hedge on the net assets of Telvent DTN, a subsidiary with functional currency U.S. Dollar. The non-derivative financial instrument designated as hedging instrument are the Convertible Notes described above, denominated in U.S. Dollars.
     According to ASC 815-35-35, the foreign currency transaction gain or loss on the non-derivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment. That is, reported in the cumulative translation adjustment section of other comprehensive income to the extent it is effective as a hedge, as long as the following conditions are met: the notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment. In that circumstance, no hedge ineffectiveness would be recognized in earnings. As described in Note 10, as of September 30, 2010, the net investment hedge was 100% effective.
Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
3. Recent Accounting Pronouncements
     In April 2010, the FASB issued ASU No. 2010-17, an accounting standards update that provides guidance on the milestone method of revenue recognition for research and development arrangements. This guidance allows an entity to make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. This guidance will be effective for fiscal years beginning on or after June 15, 2010, which will be the Company’s fiscal year 2011, and may be applied prospectively to milestones achieved after the adoption date or retrospectively for all periods presented, with earlier application permitted. The Company does not expect the adoption of this statement to have any material effect on its financial position, results of operations or cash flows.
4. Earnings per share
     Basic net income attributable to the parent company per share was computed by dividing income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding.
     Diluted net income attributable to the parent company per share was computed according to ASC 260-10-55, by application of the if-converted method. Under this method, the convertible debt is assumed to have been converted at the beginning of the period or at the time of issuance, if later, and

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
the resulting shares are included in the denominator. Interest charges applicable to the convertible debt, net of taxes, are added back to the numerator. Similarly, the earnings effect of the change in fair value of the liability component of the convertible debt, net of tax, has been added back to the numerator. The effect of this computation in the nine-month period ended September 30, 2010, is not anti-dilutive, so conversion is assumed. The effect of this computation in the three-month period ended September 30, 2010, is anti-dilutive, so conversion is not assumed.
     The following table shows a reconciliation of net income and weighted-average number of ordinary shares outstanding for purposes of calculating diluted net income per share (in thousands of Euros except share and per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Adjusted net income attributable to the parent company for diluted EPS:
Net income	€4,293	€8,408	41,460	22,980
Loss/(profit) attributable to non-controlling interest	(44)	(9)	(666)	(210)
Net income attributable to the parent company	4,249	8,399	40,794	22,770
Add back:
Convertible debt interest expense, net of tax (*)	2,708	—	5,253	—
Change in fair value of embedded call option, net of tax (*)	1,457	—	(24,707)	—

Adjusted net income attributable to the parent company	8,414	8,399	21,340	22,770

Weighted average number of shares outstanding, for diluted EPS:
Diluted weighted average number of shares of stock outstanding	34,094,159	34,094,159	34,094,159	34,094,159
Add:
Weighted average number of shares issuable, upon conversion of convertible notes	5,851,803	—	3,515,369	—

Weighted average number of shares, for diluted EPS	39,945,962	34,094,159	37,609,528	34,094,159

Basic net income attributable to the parent company, per share	0.13	0.25	1.21	0.67

Diluted net income attributable to the parent company, per share	0.13	0.25	0.57	0.67

(*)	Addback amounts include exchange rate differences.
5. Investments carried under the equity method
     Through December 31, 2009, investments carried under the equity method consisted mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energía, in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad”. Telvent Energía owns a 49% interest in Telvent DMS, while the DMS Group owns the remaining 51%.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The Company agreed to make a total investment of € 6,111 in Telvent DMS, such amount has been completely paid as of September 30, 2010.
     In addition, the Company has other equity method investments as described below.
6. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts. These joint ventures are considered to be variable interest entities as they have no equity.
     Effective January 1, 2010, the Company adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R (SFAS 167). This Statement identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. SFAS 167 states that if an enterprise determines that power is, in fact, shared among multiple unrelated parties, such that no one party has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, then no party is the primary beneficiary.
     The Company has applied SFAS 167 prospectively. The application of this standard has resulted in the deconsolidation of all the joint ventures established with unrelated parties that were consolidated until December 31, 2009. Joint ventures in which the Company participates with unrelated parties are operated through a management committee comprised of equal representation from each of the joint venture partners, and such committee makes all the decisions about the joint venture’s activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. As a result, the Company has concluded that in joint ventures established with unrelated parties, power is shared, and thus no party is the primary beneficiary. Such investments are carried, effective January 1, 2010, under the equity method.
     The Company also participates in joint venture arrangements with related parties, mostly with companies that are part of the Abengoa Group. These investments are considered to be variable interest entities with related parties, and thus are consolidated if the Company is the member most closely associated with the joint venture.
     Total revenues and cost of revenues recognized with respect to the consolidated joint ventures, which include the revenues and cost of revenues attributable to other venture partners in these

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
arrangements for the three-month and nine-month periods ended September 30, 2010 and 2009, respectively, were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Total revenues consolidated from UTEs	€627	€12,509	€3,267	€27,094
Total revenues attributable to other venture partners	269	7,673	1,209	18,572

Total cost of revenues consolidated from UTEs	550	12,244	1,242	26,208
Total cost of revenues attributable to other venture partners	234	7,620	250	18,184
     Total assets and liabilities coming from these consolidated UTEs were the following:

	As of September	As of December
	30, 2010	31, 2009
	(Unaudited)	(Audited)
Total current assets consolidated from UTEs	€4,510	€29,727
Total non-current assets consolidated from UTEs	€10,216	€8,656

Total current liabilities consolidated from UTEs	€702	€27,280
Total non-current liabilities consolidated from UTEs	€9,960	€9,944
     The total carrying value of equity method investments that correspond to UTE joint ventures as of September 30, 2010 and December 31, 2009 is € 2,350 and € 495, respectively, and is classified in “Investments carried under the equity method” in our Consolidated Balance Sheets. The Company also carries other investments under the equity method as described in Note 5.
     There are no consolidated assets that are collateral for the UTEs obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 32,089 as of September 30, 2010.
7. Inventory
     Inventory consists of the following:

	As of	As of
	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Raw Materials	€11,082	€7,686
Work-in-progress	9,291	12,746

	€20,373	€20,432

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
8. Short-term and Long-term Debt
Syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España
     On March 23, 2010, the Company entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders), for an aggregate principal amount of € 170,000. On July 15, 2010, the Company entered into a Novation and Amendment of Facilities and Assignment Agreement of this facilities agreement, by virtue of which the aggregate principal amount of the Original Agreement was increased by € 13,000 to € 183,000. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders. The facilities are structured in two tranches, a term loan facility of € 100,000 and a revolving facility up to € 83,000.
     The purpose of the term loan facility is to finance general corporate needs of the Company; to refinance the following existing credit agreements: (1) the unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, and (2) the bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); and also to payoff the following debt instruments: (1) the sale and leaseback agreement entered into between Telvent Housing, merged into Telvent Global Services effective July 1, 2010, and ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C., and (2) the credit agreement between Telvent Traffic and Bank of America, N.A. The purpose of the revolving facility is to finance working capital needs of the Company.
     The term loan facility is required to be repaid no later than March 23, 2014, with principal amounts due as follows: € 10,000 on March 23, 2011; € 20,000 on March 23, 2012; € 30,000 on March 23, 2013; and € 40,000 on March 23, 2014. The revolving facility is required to be repaid no later than March 23, 2014.
     The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. However, after March 23, 2011, based on the Company’s prior financial statements, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.
     The syndicated facilities agreement includes usual and customary representations and warranties, affirmative and negative covenants and events of default typical in such a transaction of this size and type.
     As of September 30, 2010, the balance outstanding under this agreement amounted to € 178.3 million.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Loan agreement with Deutsche Bank, S.A
     On December 29, 2009, Telvent USA, merged into Telvent USA Corporation effective July 1, 2010, entered into an agreement with Deutsche Bank, S.A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18,000 to finance general treasury needs. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. On July 29, 2010, the loan agreement was amended to extend the termination date to October 29, 2010, and on that date the loan was amended so that the maximum borrowing limit was reduced to U.S. $12,500 and the term was extended through November 29, 2010. As of September 30, 2010, U.S. $17,900 (€ 13,115) was outstanding under this agreement.
9. Convertible Notes
     On April 6, 2010, Telvent entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., in connection with the offering and sale of U.S. $200,000 aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”), due 2015 (of which $25,000 was issued upon exercise of the initial purchasers’ overallotment option). On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY Corporate Trustee Services limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The terms of the senior subordinated convertible Notes are:
a)	The amount issued is U.S. $200,000 and will mature on April 15, 2015.

b)	Interest will be paid semi-annually in arrears at a rate of 5.50% per year, on April 15 and October 15 of each year, beginning on October 15, 2010.

c)	Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election.

d)	If converted, the Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 (one thousand U.S. dollars) principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010 on the NASDAQ Global Select Market.
     As explained in Note 2, the Notes are a hybrid instrument bearing an embedded call option accounted for as a derivative instrument. At the time of the issuance, the option is separated from the Notes and recorded as a derivative liability at fair value. The initial fair value of the embedded call option, on April 19, 2010, was U.S. $60,571 (€ 44,861). As of September 30, 2010, the fair value of the option was U.S. $13,055 (€ 9,566). As a result, the Company has recorded financial income amounting to U.S. $47,516 (€ 35,295) in the three-month and nine-month periods ended September 30, 2010.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The remaining proceeds from the issuance of the bonds are classified as long-term debt and recorded net of the initial fair value of the conversion option and related debt issuance costs, following the effective interest method. The carrying amount of the notes as of September 30, 2010 is U.S. $135,782 (€ 99,489). Interest is recognized on the notes using the effective interest method, and includes the amortization of the original value of the conversion option. For the period ended September 30, 2010, interest cost relating to the contractual interest coupon amounted to U.S. $4,950 (€ 3,878), and interest cost relating to the amortization of the initial value of the call option and to the amortization of debt issuance costs amounted to U.S. $4,448 (€ 3,485).
     As of September 30, 2010, the stock price of Telvent was lower than the conversion price of the Notes, so the Note’s if-converted value does not exceed their principal amount.
10. Financial Instruments
Derivatives
     The majority of the Company’s assets, liabilities, revenues and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are hedged against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     The Company applies hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). The effective portion of the gain or loss on the hedging instrument recognized in equity (other comprehensive income) is subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three months or one year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2010 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 474 and € 539 during the nine-month periods ended September 30, 2010, and 2009, respectively.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     In addition, as explained in Note 9, the Company issued U.S. $200,000 of convertible notes that bear an embedded call option accounted for as a derivative instrument.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency, interest rate contracts and call option embedded in the convertible notes.

	As of September 30, 2010
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€5,585	€87,515	€11,112	€149,660
Canadian Dollars	255	5,451	287	6,975
Jordan Dinars	—	—	39	661
Qatari Riyals	132	2,437	12	304
Kuwaiti Dinar	107	561	—	—
GB Pounds	—	—	49	501
Euro	538	9,057	252	4,439

	€6,617	€105,021	€11,751	€162,540
Interest rate contracts:
Interest rate caps and swaps	562	90,364	—	—

Convertible notes embedded call option	—	—	9,565	146,542

Total	€7,179	€195,385	€21,316	€309,082

	As of December 31, 2009
	(Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:

U.S. Dollars	€2,257	€39,884	€5,039	€72,181
Canadian Dollars	51	2,910	5	201
Morocco Dirhams	—	—	1	30
Jordan Dinars	117	627	—	—
Qatari Riyals	56	2,323	19	746
Australian Dollars	39	301	—	—
Kuwaiti Dinar	102	916	—	—
Chinese Yuan	—	—	2	38
Euro	205	9,912	185	3,862

	€2,827	€56,873	€5,251	€77,058
Interest rate contracts:
Interest rate caps and swaps	626	80,001	967	76,634

Total	€3,453	€136,874	€6,218	€153,692

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our Consolidated Balance Sheets, with related gains and losses recorded in earnings.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the nine-month period ended September 30, 2010, amounted € 137, and has been recorded within “Other financial income/(expense), net” in the Company’s Consolidated Statements of Operations.
     The effective portion of cash flow hedges recorded in other comprehensive income as of September 30, 2010, amounted to € (2,865) net of tax, and will be reclassified to earnings over the next twelve months.
Hedge of net investment in foreign operations
     As explained in Note 2, the Company is applying net investment hedge on the net assets of Telvent DTN. On October 28, 2008, Telvent Export, S.L. acquired 100% of the shares of DTN Holding Company Inc., whose functional currency is the U.S. Dollar. Total net assets of Telvent DTN amounted to U.S. $345,348 as of September 30, 2010, including goodwill and fair value adjustments arising out of the acquisition. The non-derivative hedging instrument designated as an economic hedge of the net investment in this foreign subsidiary are the U.S. $200,000 aggregate principal amount of senior subordinated convertible notes issued on April 19, 2010, with a carrying amount of € 99,489 as of September 30, 2010.
     The translation gain or loss determined by reference to the spot exchange rate between the transaction currency of the debt and the functional currency of the investor, after tax effects, has been reported in the same manner as the translation adjustment associated with the hedged net investment, in the cumulative translation adjustment section of other comprehensive income, as the following conditions are met: the notional amount of the non-derivative instrument (debt) matches the portions of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment (U.S. $).
     The effective portion of net investment hedges recorded in other comprehensive income during the nine-month period ended September 30, 2010 amounted to € 885, net of tax, and will be reclassified to profit or loss only at the moment of the disposal of the net investment in the foreign operation. No hedge ineffectiveness has been recognized as profit or loss.
     As required by FASB Standard 820 issued on fair value measurements (pre-codification SFAS No. 157), in order to measure the fair value of derivatives, the Company maximizes, to the extent possible, the use of market data obtained from sources independent of it. In accordance with this FASB Standard, since there are no quoted prices available in active markets for identical financial instruments (Level 1 inputs), the Company focuses on Level 2 inputs, which are all other observable inputs (not included in Level 1) that are available for the financial instrument, in order to measure its fair value.
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Other short-term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s Consolidated Balance Sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates. The fair value of short-term debt is similar to its carrying value.
Other Long-Term Liabilities
     The fair value of interest-free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s Consolidated Balance Sheets include payments due to suppliers. Interest is payable on variable rates; therefore, fair value approximates carrying value.
Derivatives
     The fair value derived from market information and appropriate valuation methodologies reflects the estimated amounts the Company would receive or pay to terminate the transaction at the reporting date.
     The inputs used to calculate fair value of the Company’s derivatives are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either or indirectly through corroboration with observable market data (Level 2). The Company’s valuation technique to calculate fair value of its forward contracts is based on discounting estimated future cash flows. The Company estimates future cash-flows based on the forward rate, discounted to reflect the time value of money until the settlement date.
Convertible notes
     The fair value of convertible notes was calculated as the present value of future cash flows discounted at the estimated average market variable interest rate applicable to the Company. The carrying amount is net of the initial fair value of the conversion option and net of debt issuance costs, following the effective interest method (see Note 9).

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The carrying value and estimated fair value of financial instruments are presented below:

	As of
	September 30, 2010		December 31, 2009
	(Unaudited)		(Audited)
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€62,896	€62,896	€92,893	€92,893
Other short-term investments	669	669	758	758
Accounts receivable	115,174	115,174	66,450	66,450
Unbilled revenues	335,967	335,967	320,919	320,919
Derivative contracts	7,179	7,179	3,453	3,453

Liabilities:
Short-term debt	58,966	58,966	97,335	97,335
Long-term debt including current portion	188,912	177,454	188,823	175,151
Other long-term liabilities	23,418	23,100	29,516	29,359
Convertible notes	99,489	148,881	—	—
Derivative contracts	21,316	21,316	6,218	6,218
11. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties through the execution of projects, loan contracts and advisory services. Related parties consist of companies being part of Abengoa and not consolidated joint ventures. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

	As of	As of
	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Due from related parties:
Trade receivable	€31,016	€8,761
Credit line receivable	—	1

	€31,016	€8,762

Due to related parties:
Trade payables	€25,519	€12,174
Credit line payable	83,904	51,741

	€109,423	€63,915

     On March 31, 2010, the Company signed a unilateral credit agreement with its largest shareholder, Abengoa, that terminated the prior bilateral credit agreement, signed on January 1, 2010 and created a new unilateral credit agreement. Under the new agreement, the Company, on a consolidated basis, has a borrowing limit of € 60,000 and borrowings under this agreement bear interest at an annual interest rate of 8.35%. Additionally, the Company has an additional U.S. $30,000 available to Telvent Mexico, and U.S. $10,000 available to Telvent Energía, for an aggregate total credit amount available of € 89,308 as of September 30, 2010. Amounts were

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
translated from U.S. Dollars to Euros based on the exchange rate on September 30, 2010.
     Under the new unilateral credit agreement between Abengoa and Telvent on a consolidated basis, if Telvent requests an advance that would cause the total amount owing by that party to exceed the established credit limit, Abengoa can decide to lend that amount, at its sole discretion. In this case, according to the terms of the new unilateral credit agreement, the credit limit is automatically modified, with no need to sign a new agreement or amendment.
     The Company’s credit line payable under these credit arrangements as of September 30, 2010 was € 83,904 with € 5,404 remaining available as of this date. The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
Disposition of certain assets of Telvent Global Services
     Effective January 1, 2010, the Company’s wholly-owned subsidiary, Telvent Outsourcing, S.A. (which was merged into Telvent Global Services effective July 1, 2010), sold certain of its assets used in providing IT services to Abengoa and its other business groups, including the employees, equipment, applications, hardware, software, and intellectual property necessary to provide such IT services, to Simosa IT, S.A, a wholly-owned subsidiary of Abengoa, for € 4,000. The sale also included Telvent Outsourcing’s stock ownership in Telvent Implantación y Sistemas, S.L.
12. Income taxes
     According to Spanish Corporate Income Tax (CIT) Law the Company recognized in 2009 a tax credit for export activities calculated as a percentage of investments which are effectively made in the acquisition of interest in foreign companies or the incorporation of subsidiaries established abroad. This credit was recognized as a result of the acquisitions made between 2004 and 2008, and was accredited in the Company’s Spanish Income Tax Declarations in 2009. To benefit from this tax credit, among other requirements, the acquisition or incorporation of companies must be directly related to the export of services and solutions from Spain. As of December 31, 2009, the Company recorded a valuation allowance against a portion of these tax credits as it was deemed more likely than not that a portion of such credits may not be recoverable. On July 15, 2010, the Company successfully closed a tax inspection related to these type of tax credits. Therefore, as of September 30, 2010, the Company has reversed a valuation allowance in the amount of € 14,631.
13. Commitments and Contingencies
Commitments
     The Company’s subsidiary, Telvent Outsourcing, S.A. (which was merged into Telvent Global Services effective July 1, 2010), has an ownership stake of 15% in S21 Sec, a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, which was extended to November 28, 2010, conditional upon Telvent or any company of the Abengoa

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Group investing € 15,000 in the territory of Navarra. Telvent does not have the obligation or intent to make such investments, in which case NGA may still seek to require Telvent to purchase the 10% stake of S21 Sec at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic, completed the acquisition of 100% of the shares of Caseta Technologies, Inc., both of them merged into Telvent USA Corporation effective July 1, 2010. The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of September 30, 2010, the total payments made for this acquisition amounted to U.S. $12,463 and the Company’s best estimate of the potential earn-out payments under this agreement amounted to U.S. $732 as of this date. There is an overall limit of U.S $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.
     In October 2008, the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN Holding Company, Inc. for a purchase price of U.S. $250,910 (€ 187,657) including acquisition costs, payable in two payments: (i) a cash payment made on the closing; and (ii) a deferred payment to certain Telvent DTN employees who were stockholders of Telvent DTN (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day LIBOR as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. The amount outstanding as of September 30, 2010, was U.S.$9,216 (€ 6,753), including interest. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on Telvent DTN and its subsidiaries achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011. The Company estimates the total amount of the earn out to be approximately U.S. $8,108 (€ 5,941), which is being recorded as compensation expense over the service period in accordance with ASC 805 on business combinations (pre-codification SFAS 141(R)), taking into consideration, on each closing date, the probability of such payment.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, merged into Telvent USA Corporation effective July 1, 2010, signed an agreement through which it acquired certain of the assets of NLDC. The purchase price for these assets was U.S. $1,500 (€ 1,099), of which U.S. $1,000 was paid as of September 30, 2010. In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,465) through four installments payable every six months starting July 1, 2009, of which U.S. $1,500 was paid as of September 30, 2010, and additional contingent payments up to U.S. $500 (€ 366). In addition, Telvent will pay NLDC additional commission payments (up to a maximum not to exceed U.S. $5,000 (€ 3,664)) in respect of contracts bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. As of September 30, 2010, the Company estimates the pending amount to be paid under these agreements, including contingent payments, to be approximately U.S. $2,250 (€ 1,649). As of September 30, 2010, the Company has recorded a liability of U.S. $1,812 (€ 1,328) corresponding to the present value of such obligation in the accompanying Unaudited Consolidated Balance Sheets. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On September 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals had been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on September 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers the court proceeding concluded. As of September 30, 2010, the development and installation work for the El Toyo project was complete, although acceptance by the City has not yet been obtained.
     In addition, a commercial dispute arose at the end of 2009 between Telvent and one of its clients regarding a transportation project in Saudi Arabia. On August 28, 2010 the Company signed an agreement with the customer to terminate the enforcement portion of the project in light of technical disagreements, to continue and finalize the urban traffic management portion of the project and mutually release all claims against each other relating to the enforcement portion of the project. As a result, a one-time loss amounting to € 18,035 was booked in “Other allowances” in the Consolidated Statements of Operations for the period ended September 30, 2010.
     Based on the information available as of the date of preparation of these Consolidated Financial Statements, including discussions with counsel, management believes that resolution of these matters will not have an additional material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows other than as described above.
Guarantees
Performance Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure the Company’s fulfillment of the terms of the underlying contract. The bonds are for a fixed monetary amount and match the duration of the underlying contract, which is generally between 18 and 36 months. Telvent requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon, as Telvent usually successfully completes the contract or renegotiates contract terms.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Financial Guarantees
     As of September 30, 2010, the Company maintained the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
	(Unaudited)	(Unaudited)	(Unaudited)
Performance guarantees	€201,800	€22,949	€—
Financial guarantees	9,101	—	—

	€210,901	€22,949	€—

     Financial guarantees include € 7,633 corresponding to stand-by letters of credit signed in connection with the acquisition of Telvent DTN, as described in the “Commitments” section.
     The maximum potential payments represent a “worse-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under the guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts, and information and electronic communication services. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
14. Segments and Geographic Information
     The Company has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross margin. During the second quarter of 2010, the Company completed a cost allocation analysis performed on the segments contributed by Telvent DTN, and, as a result, retroactively changed the margins reported in its Energy, Environment and Agriculture segment to more accurately reflect the profitability of each segment and to be consistent with current year reporting.
•	Energy focuses on real-time IT solutions to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.
•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources done by water utilities.
•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, traders, and food processors in the United States and Canada.
•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of the Company’s customers’ current and future technology needs.

	Nine-Month Period Ended September 30, 2010
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€170,290	€128,394	€41,095	€101,173	€61,566	€502,518
Cost of revenues	(105,089)	(93,711)	(22,600)	(69,814)	(16,742)	(307,956)

Gross profit	€65,201	€34,683	€18,495	€31,359	€44,824	€194,562

Operating expenses						(169,056)
Other income (expense), net						9,020

Income before income taxes						€34,526

	Three-Month Period Ended September 30, 2010
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€53,737	€46,200	€13,097	€30,061	€20,462	€163,557
Cost of revenues	(32,411)	(35,490)	(7,283)	(18,426)	(5,503)	(99,113)

Gross profit	€21,326	€10,710	€5,814	€11,635	€14,959	€64,444

Operating expenses						(51,949)
Other income (expense), net						(10,745)

Income before income taxes						€1,750

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Nine-Month Period Ended September 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€156,391	€172,306	€43,934	€132,422	€58,531	€563,584
Cost of revenues	(101,167)	(131,718)	(26,852)	(93,414)	(15,718)	(368,869)

Gross profit	€55,224	€40,588	€17,082	€39,008	€42,813	€194,715

Operating expenses						(140,267)
Other income (expense), net						(28,685)

Income before income taxes						€25,763

	Three-Month Period Ended September 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€51,320	€70,110	€14,225	€41,854	€18,029	€195,538
Cost of revenues	(34,596)	(55,681)	(9,512)	(29,665)	(4,632)	(134,086)

Gross profit	€16,724	€14,429	€4,713	€12,189	€13,397	€61,452

Operating expenses						(44,328)
Other income (expense), net						(7,735)

Income before income taxes						€9,389

     As described in Note 2, effective January 1, 2010, the Company has prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R. The result of the adoption of this Statement has been to stop consolidating most of the Company’s joint ventures, since these are jointly controlled with other venture partners. Had this statement been applied retrospectively, revenues and cost of revenues by segment for the nine-month and three-month periods ended September 30, 2009 would have been as follows:

	Nine-Month Period Ended September 30, 2009 (Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€156,391	€153,510	€42,565	€128,826	€58,531	€539,823
Cost of revenues	(101,167)	(113,393)	(25,403)	(89,851)	(15,718)	(345,532)

Gross profit	€55,224	€40,117	€17,162	€38,975	€42,813	€194,291

Operating expenses						(140,172)
Other expenses, net						(28,449)

Income before income taxes						€25,670

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended September 30, 2009 (Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€51,320	€62,254	€13,507	€39,391	€18,030	€184,502
Cost of revenues	(34,596)	(47,853)	(8,761)	(27,203)	(4,631)	(123,044)

Gross profit	€16,724	€14,401	€4,746	€12,188	€13,399	€61,458

Operating expenses						(44,295)
Other expenses, net						(7,631)

Income before income taxes						€9,532

     During the nine-month and three-month period ended September 30, 2010, some related party joint ventures remain consolidated, and are mostly included in the Company’s Environment segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

	As of September 30, 2010 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€288,339	€369,788	€119,314	€166,104	€243,082	€1,186,627
Unallocated assets						34,275

Total assets						€1,220,902

	As of December 31, 2009 (Audited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€297,237	€296,790	€103,211	€159,302	€228,285	€1,084,825
Unallocated assets						23,805

Total assets						€1,108,630

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.
Geographic Information
     For the nine months ended September 30, 2010 and 2009, sales outside of Spain comprised 63.0% and 57.0% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2010	2009
	(Unaudited)
Europe	€199,401	€256,014
Latin America	80,291	64,476
North America	191,587	184,256
Asia-Pacific	13,737	16,802
Middle-East and Africa	17,502	42,036

	€502,518	€563,584

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Portugal	€4,997	€5,034
North America	19,969	20,951
Latin America	791	659
China	1,866	1,794
Others	155	194

	€27,778	€28,632

16. Subsequent events
Loan Agreement with Deutsche Bank
     On October 29, 2010, the loan agreement entered into between Telvent USA, merged into Telvent USA Corporation effective July 1, 2010 and Deutsche Bank, S.A. was amended to extend the termination date to November 29, 2010 and to reduce the maximum borrowing limit to U.S. $12,500. On November 15, 2010, this loan agreement was cancelled, as it was refinanced by the loan agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank described below.
Loan agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank
     On November 3, 2010, Telvent USA Corporation and Telvent Canada, as borrowers, and Telvent DTN and Telvent GIT, S.A., as guarantors, entered into a credit agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank, pursuant to which JPMorgan made available a revolving credit facility with a maximum borrowing limit of U.S. $20,000 and a term loan in the maximum amount of U.S. $12,000 and Fifth Third also made available a term loan in the maximum amount of U.S. $10,000, all to finance working capital and general corporate needs and to pay off a prior credit

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
agreement with Deutsche Bank AG New York Branch. Funds borrowed under this agreement by Telvent Canada can be made either in U.S. Dollars or Mexican pesos, at the election of the borrower.
     The revolving loan portion of the facility matures on October 12, 2011. The principal balance of the term loan is due and payable as follows: U.S. $5,000 on September 30, 2011 and U.S. $1,250 per calendar quarter thereafter, beginning on December 31, 2011 and ending on September 30, 2013. Any remaining principal is due October 12, 2013.
     Revolving loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either, depending on the election made by borrowers: (i) Adjusted Eurocurrency Rate for the interest period in effect for such borrowing plus the Applicable Rate, or (ii) Alternate Base Rate (ABR) plus the applicable rate. The Term Loan bears interest on the outstanding principal amount at a rate per annum equal to the Adjusted Eurocurrency Rate plus the Applicable Rate with an initial interest period of three months.
     The credit agreement contains certain usual and customary representations and warranties, usual and customary affirmative and negative covenants and usual and customary events of default. The credit agreement replaces the loan agreement entered into on April 1, 2010 with Deutsche Bank.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are a leading real time IT solutions and information provider for a sustainable world. We specialize in high value-added solutions for customers in critical infrastructure markets including Energy, Transportation, Environment and Agriculture. Our solutions and services are focused on industry segments where we believe increased efficiency can enable our customers to achieve benefits such as reduced energy consumption, carbon emissions, and waste of scarce resources such as water and increased reliability of electricity distribution. We leverage our core competencies across our targeted industry segments to develop and integrate software and IT solutions that manage complex systems such as utility grids, traffic networks and gas pipelines, and provide key decision-making information in real-time. In addition, we also provide consulting, outsourcing and IT management through our Global Services segment.
     We also deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including electricity generation, renewable power generation, water resource management, aviation, transportation, and public safety. We believe more accurate and timely weather information can result in significant improvements in energy efficiency and management across a broad range of applications. Increasingly we are making proprietary information services a key part of the services we provide.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies. These core geographies include Europe, North America, Latin America (including Mexico), the Asia-Pacific region and the Middle-East and Africa region.
     Our business is organized in three primary ways: across segments, across geographic areas and across information technology solutions.
     Our goal is to ensure continued growth, maximize profitability and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
1.	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations;

2.	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

3.	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.
     On an on-going basis, we evaluate the risks and challenges facing our individual business segments to determine any necessary course of action.
     During 2009, our Transportation segment suffered from the general worldwide economic slowdown and crisis that disrupted the global markets during the third quarter of 2008. Specifically,

government agency and municipality budgets continued to experience severe pressure, while private sector investments continued to slow down. This translated into significant delays in the project bidding and award processes in many regions, which impacted our bookings and our generation of new revenues. In the last months, we have started to see signs of recovery in this segment in certain areas, although our revenues in the nine-month period ended September 30, 2010 decreased in respect to the same period of 2009. The third quarter was weaker than expected due to delays in regions other than Spain and North America. Spain continues to remain resilient, with 4.6% growth during the last quarter, due to our strong presence in the region and to a revenue mix where recurrent operating and maintenance projects are significant. In North America, our revenues grew considerably during the last three months, giving us the first signs of recovery in the region, where we also had positive activity in new bookings.
     On the other hand, during the nine-month period ended September 30, 2010, our Energy business has been our major segment contributor and growth driver, maintaining a leadership position in the oil & gas sector. At the same time, our effective product strategy, with accelerated introduction of highly differentiated Smart Grid solutions, is also providing momentum for us in the electric sector, as described in more detail in our Energy segment discussion.
     Finally, as much of our business activity is highly concentrated in Spain (with approximately 37% of 2010 expected revenues to be generated there), our business and financial condition is largely dependent upon the general economic conditions in Spain, in particular in our Transportation and Global Services segments. Spain is currently experiencing adverse economic conditions, including high unemployment and government spending cuts, which we believe could adversely affect our results from our operations in the near future.
     In order to deal with these challenges, we are continuously developing new ideas, evaluating alternative courses of action, and investing in research and development.
Results of Operations
     The following table sets forth certain of our statements of operations data for the three- and nine- month periods ended September 30, 2010 and 2009. During the nine-month period ended September 30, 2010, our Consolidated Statement of Operations has been affected by the following non-recurring or unusual items, some of which also affected the three-month period ended September 30, 2010:
•	Revenues in our Transportation and Global Services segments were significantly adversely affected from the application of SFAS 167 and the deconsolidation of most of the revenues from joint ventures which were consolidated during the three- and nine- month periods ended September 30, 2009.

•	Revenues in our Global Services segment were also adversely affected by the sale of the internal IT outsourcing business sold to Abengoa effective January 1, 2010. This business contributed € 30.4 million to revenues during the nine-month period ended September 30, 2009, and € 11.1 million during the three-month period ended September 30, 2009, with no corresponding contribution in the same periods of 2010.

•	Income from Operations in the nine-month period ended September 30, 2010, was adversely affected by the recognition of a one-time loss in the amount of € 18.0 million, recorded in “Other allowances” in the accompanying Consolidated Statement of Operations, related to a transportation project in Saudi Arabia. On August 28, 2010 we signed an agreement with the customer to terminate the enforcement portion of the project in light of technical disagreements and to continue and finalize the urban traffic management portion of the project. The parties mutually released all claims against each other relating to the enforcement portion of the project.

•	Other financial income in the nine-month period ended September 30, 2010 was positively affected by the change in fair value of the conversion option embedded in the convertible notes, that resulted in a gain amounting to € 35.3 million recognized in the accompanying Consolidated Statement of Operations. In the three-month period ended September 30, 2010 we recorded a loss amounting to € 2.1 million for the change in fair value of this option. This conversion option’s change in fair value will continue to affect financial income or expense.

•	Income tax expense was positively affected by the reversal of a valuation allowance on tax credits for export activities in the amount of € 14,631, recognized in the accompanying Consolidated Statement of Operations for the nine-month period ended September 30, 2010, with no impact in the three-month period ended on the same date (see Note 12 to our unaudited Condensed Consolidated Financial Statements).

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Three-months	Three-Months	Three-Months
	For the Three-Months		Ended	Ended	Ended	Percentage
	Ended September 30,		September 30,	September 30,	September 30,	Change
	2010(1)	2010	2010	2009	2009	2009-2010
	(Unaudited)
	(In thousands, except percentages and per share data)
Revenues	$222,454	€163,557	100%	€195,538	100%	(16.4)%
Cost of revenues	134,804	99,113	60.6	134,086	68.6	(26.1)%

Gross profit	87,650	64,444	39.4	61,452	31.4	4.9%
General and administrative	46,457	34,157	20.9	26,177	13.3
Sales and marketing	9,069	6,668	4.1	7,290	3.7
Research and development	2,735	2,011	1.2	4,351	2.2
Depreciation and amortization	12,395	9,113	5.6	6,510	3.3
Other allowances	—	—	—	—	—
Total operating expenses	70,656	51,949	31.8	44,328	22.5

Income (loss) from operations	16,994	12,495	7.6	17,124	8.8	(27.0)%
Interest expense	(11,011)	(8,096)	(4.9)	(6,490)	(3.3)
Interest income	(87)	(64)	—	124	—
Other financial income (expense), net	(4,445)	(3,268)	(2.0)	(672)	(0.3)
Income from companies carried under the equity method	929	683	0.4	(404)	(0.2)
Other income (expense), net	—	—	—	(293)	(0.1)
Total other income (expense)	(14,614)	(10,745)	(6.6)	(7,735)	(4.0)

Income before income taxes	2,380	1,750	1.1	9,389	4.8	(81.4)%
Income tax expense	(3,459)	(2,543)	(1.6)	981	0.5

Net income	5,839	4,293	2.6	8,408	4.3	(48.9)%

Loss / (profit) attributable to non-controlling interest	(60)	(44)	—	(9)	—

Net income attributable to the parent company	$5,779	€4,249	2.6	€8,399	4.3	(49.4)%

Basic net income attributable to the parent company per share	$0.18	€0.13		€0.25

Diluted net income attributable to the parent company per share	$0.18	€0.13		€0.25

Weighted average number of shares outstanding, Basic	33,723,197	33,723,197		34,033,676
Weighted average number of shares outstanding, Diluted	39,945,962	39,945,962		34,094,159

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.3601 to € 1.00 (based on the noon buying rate on September 30, 2010). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Nine-Months	Nine-Months	Nine-Months
	For the Nine-Months Ended		Ended	Ended	Ended	Percentage
	September 30,		September 30,	September 30,	September 30,	Change
	2010(1)	2010	2010	2009	2009	2009-2010
	(Unaudited)
	(In thousands, except percentages and per share data)
Revenues	$683,475	€502,518	100%	€563,584	100%	(10.8)%
Cost of revenues	418,851	307,956	61.3	368,869	65.5	(16.5)%

Gross profit	264,624	194,562	38.7	194,715	34.5	(0.1)%
General and administrative	129,622	95,303	19.0	86,152	15.2
Sales and marketing	29,854	21,950	4.4	20,787	3.7
Research and development	10,300	7,573	1.5	12,911	2.3
Depreciation and amortization	35,628	26,195	5.2	20,417	3.6
Other allowances	24,529	18,035	3.6	—	—
Total operating expenses	229,933	169,056	33.6	140,267	24.8

Income (loss) from operations	34,691	25,506	5.1	54,448	9.7	(53.2)%
Interest expense	(27,610)	(20,300)	(4.0)	(23,069)	(4.1)
Interest income	(29)	(21)	—	237	—
Other financial income (expense), net	36,484	26,824	5.3	(4,556)	(0.8)
Income from companies carried under the equity method	3,423	2,517	0.5	(224)	—
Other income (expense), net	—	—	—	(1,073)	(0.2)
Total other income (expense)	12,268	9,020	1.8	(28,685)	(5.1)

Income before income taxes	46,959	34,526	6.9	25,763	4.6	34.0%
Income tax expense	(9,431)	(6,934)	(1.4)	2,783	0.5

Net income	$56,390	41,460	8.3	22,980	4.1	80.4%

Loss / (profit) attributable to non-controlling interest	(906)	(666)	—	(210)	(0.1)

Net income attributable to the parent company	55,484	€40,794	8.1	€22,770	4.0	79.2%

Basic net income attributable to the parent company per share	$1.65	€1.21		€0.67

Diluted net income attributable to the parent company per share	$0.78	€0.57		€0.67

Weighted average number of shares outstanding, Basic	33,723,197	33,723,197		34,073,851

Weighted average number of shares outstanding, Diluted	37,609,528	37,609,528		34,094,159

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.3601 to € 1.00 (based on the noon buying rate on September 30, 2010). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings, which represent the contract value of newly signed contracts in the period, regardless of when such contracts will be performed, were € 141.7 million for the three-month period ended September 30, 2010, a decrease of € 168.7 million, or 54.3%, as compared to new bookings of € 310.4 million for the three-month period ended September 30, 2009. New contract bookings for the nine-month period ended September 30, 2010 were € 561.8 million, a decrease of € 141.1 million, or 20.1%, as compared to new bookings of € 702.9 million for the nine-month period ended September 30, 2009.
     The reasons for this decrease in bookings year-over-year are the sale of the internal IT outsourcing division to Abengoa, which contributed bookings amounting to € 32.2 million to the nine-month period ended September 30, 2009 with no corresponding contribution in the same period of 2010, and the fact that in the third quarter of 2009 we signed the € 125 million Fortum AMI deployment project, which was the largest project ever signed by Telvent. Without considering these two effects, new bookings year-to-date organically increased by 3.0% from the same period of last year.
     We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of September 30, 2010 was € 786.0 million, a decrease of € 46.7 million, or 6.3% from a backlog of € 739.3 million as of December 31, 2009. Our backlog represents the portion of our signed contracts for which performance is pending. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 175.1 million as of September 30, 2010, versus € 228.5 million in soft backlog as of December 31, 2009. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
September 30,	September 30,	Change
2010	2009	2009-2010
(Euros in thousands, except percentages)
€163,557	€195,538	(16.4)%

Nine Months Ended	Nine Months Ended	Percent
June 30,	June 30,	Change
2010	2009	2009-2010
(Euros in thousands, except percentages)
€502,518	€563,584	(10.8)%
     Our revenues in the three-month and nine-month periods ended September 30, 2010, when compared to the same periods of the previous year, have been significantly affected by the adoption of SFAS 167. As explained in Note 6 to our unaudited condensed Consolidated Financial Statements, SFAS 167 became effective on January 1, 2010, and has resulted in the deconsolidation of most of the joint ventures that were consolidated until December 31, 2009. If SFAS 167 had been applied in 2009, our revenues for the nine-month period ended September 30, 2009 would have amounted to € 539.8 million and our revenues for the three-month period ended September 30, 2009, would have amounted to € 184.5 million.

     Revenues remained flat organically in the nine-month period ended September 30, 2010, when excluding the revenues from the internal IT outsourcing business that we sold to Abengoa effective January 1, 2010. This IT services business contributed € 30.4 million to revenues during the nine-month period ended September 30, 2009, and € 11.1 million during the three-month period ended September 30, 2009, with no corresponding contribution in the same periods of 2010.
     The Energy segment has continued to be the growth driver and our largest revenue contributor. Oil & gas is performing very well, while our electric sub-segment is facing solid momentum in the market, with some opportunities expected to materialize in the short-to mid-term. The solid performance in our Energy segment during the nine-month period ended September 30, 2010, has also been coupled with organic growth achieved in Global Services and Agriculture.
     On the other hand, our revenues were affected by the weak performance in our Transportation business, where we are still suffering from a decrease in public spending in regions other than Spain and North America. However, we are seeing signs of recovery with North America experiencing significant growth in the three-month period ended September 30, 2010, significant opportunities in Brazil and a resilient business in Spain.
Cost of Revenues

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€99,113	60.6%	€134,086	68.6%	(26.1)%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€307,956	61.3%	€368,869	65.5%	(16.5)%
     Cost of revenues decreased as a percentage of revenues period-to-period and, therefore, gross margins increased in 2010, as a percentage of revenues, over the corresponding nine-month period of the prior year, as we have increased the volume of information services provided in our Energy, Environment and Agriculture segments, which contribute with significantly higher margins than systems sales. Our goal is to continue to increase margins, with a focus towards delivering part of our solutions in a software as a service delivery model.

General and Administrative

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€34,157	20.9%	€26,177	13.3%	30.5%

Nine Months		Nine Months
Ended		Ended September		Percent
September 30,	Percentage of	30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€95,303	19.0%	€86,152	15.2%	10.6%
     General and administrative expenses in the three-month period ended September 30, 2010 and thus in the nine-month period ended on that date were significantly affected by a restructuring process carried out in our Global Services and Transportation segments in the third quarter. The impact of non recurrent expenses due to this restructuring amounted to approximately € 1.6 million. Although this had a negative impact on our operating margins in the third quarter, as we have worked aggressively on solving efficiency issues in these two segments, we expect that this process will allow us to be more competitive and benefit our margins in the future.
     We also intend to continue our efforts to increase efficiency through the integration of our acquisitions and through other initiatives to produce general and administrative cost savings.
Sales and Marketing

Three Months Ended		Three Months Ended
September 30,	Percentage of	September 30,	Percentage of	Percent Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€6,668	4.1%	€7,290	3.7%	(8.5)%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
€21,950	4.4%	€20,787	3.7%	5.6%
     Our sales and marketing expenses have increased as a percentage of revenues from the three- and nine-month periods ended September 30, 2009, to the same periods of 2010, mostly due to new marketing efforts carried out in our Electric sub-segment to take advantage of the momentum in the Smart Grid space; to commercial efforts in Brazil, where we are seeing solid performance and opportunities; and to lower than expected bookings in our Transportation segment in North America, where we continue to carry out significant sales efforts to improve the slowdown experienced in 2009.

Research and Development

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€2,011	1.2%	€4,351	2.2%	(53.8)%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€7,573	1.5%	€12,911	2.3%	(41.3)%
     Our research and development expenses decreased as a percentage of revenues in the three- and nine-month periods ended September 30, 2010, as compared to the corresponding periods in 2009 mainly due to the fact that certain of our Smart Grid R&D efforts are now carried out through Telvent DMS, an equity method investment where a large investment is being made on our Distribution Management System solution; and to the fact that we have capitalized certain of our software development efforts as a result of a change in business strategy, moving partially away from a “customized” software solution per customer to a “productized” software development that is expected to provide future economic benefits through many future projects. We expect to continue to optimize our research and development expenses as we increase our focus on high growth, high margin “products” and technology, in line with our strategy to expand solutions to include information services, including Software as a Service (SaaS) while leveraging our deep market knowledge and distinctive technology.
Depreciation and Amortization

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€9,113	5.6%	€6,510	3.3%	40.0%

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€26,195	5.2%	€20,417	3.6%	28.3%
     Our depreciation and amortization expense increased from the three- and nine-month periods ended September 30, 2009, to the same periods of 2010 mainly due to the amortization of intangible assets identified in the purchase price allocation of Telvent DTN, which was finalized in the fourth quarter of 2009, the amortization of capitalized software development costs, and the amortization of the investment we are making in SAP, our new ERP currently under implementation. The amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as customer relationships, customer backlog, purchased software technology and trade names amounted to € 4.9 million and € 13.2 million for the three-and nine-month periods ended September 30, 2010, respectively, and € 3.9 million and € 12.1 million in the corresponding periods of the prior year.

Other Allowances

Three Months		Three Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€—	—%	€—	—%	n.a.

Nine Months		Nine Months
Ended		Ended		Percent
September 30,	Percentage of	September 30,	Percentage of	Change
2010	Revenues	2009	Revenues	2009-2010
(Euros in thousands, except percentages)
€18,035	3.6%	€—	—%	n.a.
     The amount recorded in “Other allowances” corresponds to a one-time loss related to a Transportation project in Saudi Arabia. This was a project to provide the integration of a number of law enforcement, traffic management and security systems to improve traffic safety and mobility in three major areas in Saudi Arabia. At the end of 2009, a dispute arose with the customer regarding the enforcement part of the project, which involves equipment that was subcontracted by Telvent. On August 28, 2010 we signed an agreement with the customer to terminate the enforcement portion of the project and to continue and finalize the urban traffic management portion of the project. As of June 30, 2010, our negotiations were close to their final outcome, so a one-time loss amounting to € 18.0 million was booked in “Other allowances” in the Consolidated Statements of Operations for the period ended June 30, 2010, affecting thus our nine-month period ended September 30, 2010.
Interest Expense and Income & Other Financial Income (Expense), Net

	Three Months		Three Months
	Ended		Ended	Percentage	Percent
	September 30,	Percentage of	September 30,	of	Change
	2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
Interest expense	€(8,096)	(4.9)%	€(6,490)	(3.3)%	24.7%
Interest income	(64)	—%	124	—%	(151.6)%
Other financial income (expense), net	(3,268)	(2.0)%	(672)	(0.3)%	386.3%

			Nine Months
	Nine Months Ended		Ended	Percentage	Percent
	September 30,	Percentage of	September 30,	of	Change
	2010	Revenues	2009	Revenues	2009-2010
	(Euros in thousands, except percentages)
Interest expense	€(20,300)	(4.0)%	€(23,069)	(4.1)%	(12.0)%
Interest income	(21)	—%	237	—%	(108.9)%
Other financial income (expense), net	26,824	5.3%	(4,556)	(0.8)%	(688.8)%
     Interest expense increased in the three-month period ended September 30, 2010 when compared with the same period of the previous year, mainly due to an increase in interests under agreements with related parties as a result of a higher average amount borrowed under our credit agreements with Abengoa to finance our working capital. Other financial expenses increased in the three-month period ended September 30, 2010, mainly due to the change in fair value of the call option embedded in the convertible notes that resulted in an expense of € 2.1 million, with no contribution in the same period of 2009. We also record in other financial expenses the amortization of the initial value of the mentioned call option, which amounted to € 1.8 million in the three-month period ended September

30, 2010 with no contribution in the same period of 2009. These negative effects were partially offset by a gain recorded in relation to the change in fair value of our interest rate caps.
     In the nine-month period ended September 30, 2010 interest expense decreased when compared to the same period of the previous year mainly due to a decrease in the average balance outstanding on the credit agreement with Goldman Sachs Credit Partners, where we made voluntary prepayments in the last quarter of 2009 and that was repaid and replaced with the convertible notes in April 2010. Interest from confirming and factoring also decreased as a result of lower volume. Other financial expenses in the nine-month period ended September 30, 2010, were significantly affected by the change in fair value of the conversion option embedded in the convertible notes that resulted in a gain amounting to € 35.3 million, considering both the change in fair value (amounting to € 37.2 million income) and the exchange rate differences (amounting to € 1.9 million expense), with no contribution in the same period of 2009. Other financial expenses also include financial guarantee expenses and other miscellaneous expenses.
Segment Analysis
     We have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture and Global Services. Our segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit. During the second quarter of 2010, we completed a cost allocation analysis performed on the segments contributed by Telvent DTN, and have therefore retroactively changed the margins reported in our Energy, Environment and Agriculture segments, to more accurately reflect the profitability of each segment and to be consistent with current year reporting. Also, as described in Note 2 to our consolidated financial statements, effective January 1, 2010, we have prospectively adopted ASC 810, Consolidations, formerly SFAS No. 167, Amendments to FASB Interpretation No. 46R. The result of the adoption of this statement has been to stop consolidating most of our joint ventures, since these are jointly controlled with other venture partners.
•	Energy. Our Energy segment focuses on real-time IT solutions to better manage and maximize the efficiency of energy delivery. It offers measurement, control and advanced application systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation. Our Transportation segment provides solutions and services for traffic information and control systems, freeway information and management applications and automatic fare collection solutions, which, through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment. Our Environment segment focuses on the observation and forecasting of the weather, the climate, air quality and hydrology and its impact on the different economic sectors, together with the provision of technology oriented to improve the use and management of water resources by water utilities.

•	Agriculture. Our Agriculture segment provides information services, including critical business information and trading services, that support the agriculture supply chain, including producers, originators, trader, and food processors in the United States and Canada.

•	Global Services. Our Global Services segment offers an integral technology services model that spans the full life cycle of the client’s information and communications technologies. It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended September 30, 2010
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€53,737	€46,200	€13,097	€30,061	€20,462	€163,557
Gross Profit	21,326	10,710	5,814	11,635	14,959	64,444
Gross Margin	39.7%	23.2%	44.4%	38.7%	73.1%	39.4%

	Three Months Ended September 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€51,320	€70,110	€14,225	€41,854	€18,029	€195,538
Gross Profit	16,724	14,429	4,713	12,189	13,397	61,452
Gross Margin	32.6%	20.6%	33.1%	29.1%	74.3%	31.4%

	Nine Months Ended September 30, 2010
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€170,290	€128,394	€41,095	€101,173	€61,566	€502,518
Gross Profit	65,201	34,683	18,495	31,359	44,824	194,562
Gross Margin	38.3%	27.0%	45.0%	31.0%	72.8%	38.7%

	Nine Months Ended September 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€156,391	€172,306	€43,934	€132,422	€58,531	€563,584
Gross Profit	55,224	40,588	17,082	39,008	42,813	194,715
Gross Margin	35.3%	23.6%	38.9%	29.5%	73.1%	34.5%
     Energy

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€53,737	€51,320	€170,290	€156,391
Gross Profit	21,326	16,724	65,201	55,224
Gross Margin	39.7%	32.6%	38.3%	35.3%
Revenue growth rate over prior period	4.7%		8.9%

     Our Energy segment revenues increased in both the three-month period and the nine-month period ended September 30, 2010, by 4.7% and 8.9%, respectively, when compared to the same periods of 2009, mainly due to our continued strong global market leadership position in oil & gas real time IT infrastructure solutions as well as our focus on our Smart Grid strategy. During the first nine months of the year, we saw a significant increase in our distribution management system contract awards for our North American region, continued success in the European Automatic Meetering Infrastructure (AMI) markets and sustained growth from our Chinese and Mexican oil & gas activities.
     Gross margins in our Energy segment increased from 35.3% in the first nine months of 2009 to 38.3% in the same period of 2010. This gain is primarily due to the continued integration of our SaaS (Software as a Service) model into our existing Smart Grid solutions, as well as the increase in contributions from maintenance contract renewals and operations extensions from our installed base. In summary, our gross margins have increased as a result of the higher margin advanced applications that we are now able to provide in both Smart Grid and oil & gas, and an increase in revenues from professional services contracts as customers deal with IT security and complexity issues, experienced workforce and more regulatory demands.
     Total backlog in the Energy segment, as of September 30, 2010, amounted to € 340.0 million, which includes € 20.5 million in soft backlog.
     Oil & Gas
     Revenues in the oil & gas sub-segment increased by 19.3%, from € 75.7 million in the nine-month period ended September 30, 2009, to € 90.3 million in the same period of 2010. This revenue increase was primarily due to significant success with PetroChina and Pemex in China and Mexico and our continued expansion in the Latin American markets. Overall, we experienced revenue growth in all the regions in which we have presence. Additionally, gross margins in our oil & gas sub-segment increased from 35.3% in the first nine months of 2009 to 43.5% in the same period in 2010, as a result of our North American market position in the refined fuels business and in the established traditional pipeline customer base. Synergies between our North America oil & gas business and Telvent DTN’s refined fuels and weather businesses are contributing to the improvement in gross margins in our oil & gas business.
     North America continues to be the largest revenue contributor in our oil & gas sub-segment, accounting for approximately 57% of our total oil & gas sub-segment revenues worldwide. In the first nine months of 2010, revenues in this region amounted to € 51.2 million, while revenues in the same period of 2009 were € 48.5 million, generating a 5.6% increase. This increase was primarily due to our continued large market share in the region, which allows us to strengthen our relationships with key customers in the region. Several examples of contracts with key clients from the quarter were the contracts with BP and Exxon Mobil to install our Telvent DTN TABS® solution and a contract with Conoco Phillips to install Telvent DTN’s Guardian 3 Terminal Automation Systems.
     Gross margins continue to improve in this region, which is attributable to the completion of older projects that delivered lower margins as well as improvements from our competency center in Canada. We are continuing to integrate SaaS solutions within this segment by adding higher-value advanced applications and services to our solutions offering.

     Telvent Energy’s refined fuels business continued to perform strongly, with an increase in revenues for the first nine months of 2010 compared to the same period of 2009 of approximately 6% in U.S. Dollars. This increase is partly attributable to growth in sales performance and a strong and growing backlog. Our refined fuels business has a dominant market share and long standing customer relationships resulting in retention rates over 93%. Key wins during the third quarter include contracting with one of the largest international oil companies and member of the Fortune 100 to provide lifting controls in the U.S. and a contract with one of the largest multinational oil companies and repeat Fortune 100 member to implement Telvent DTN Guardian 3 Terminal Automation Systems and Guardian Host. In addition, Telvent was selected by BP to assist them in managing their U.S. credit and product allocations through the implementation of Telvent DTN TABS.
     In Latin America revenues increased 41.2% from € 19.9 million in the first nine months of 2009, to € 28.1 million in the same period of 2010, mainly due to the increased contribution from our projects with Pemex in Mexico to implement our SCADA system and Liquids Management Suite. We also have seen incremental growth in other countries within Latin America including Brazil, Peru and Colombia, among others. We continue to expect expansion within this region as our customer relationships continue to strengthen and our market penetration expands. In particular, we expect growth from new business areas such as terminal automation that leverages solutions from our refined fuels portfolio.
     In our Asia-Pacific region, we experienced 57.8% revenue growth from € 5.3 million in the first nine months of 2009 to € 8.4 million in the same period of 2010. The revenue increase was mainly due to our expanding relationship with PetroChina, particularly in capturing both new and recurring revenues from PetroChina and Sinopec. We expect to continue our strong bookings performance which, along with our pipeline, should continue to provide solid visibility in this region.
     Electricity
     Our revenues for the electric utility business for the nine-month period ended September 30, 2010, were in line with those from the same period of 2009. The gross margin in this sub-segment for the first nine months of 2010 was 32.4%, compared to 33.1% in the same period of 2009. This decrease was primarily due to the higher investment overall in our Smart Grid strategy and business development, which we believe will allow us to increase our market share in the future.
     In Europe, we experienced an 11.7% revenue decrease from € 35.4 million generated during the first nine months of 2009 to € 31.2 million for the same period in 2010. This decrease in revenues was mainly due to delays in the contract awarding processes and lack of spending in regions outside of Spain. Finally, the end of the Vattenfall project had a clear influence on this decline in revenues in our electric sub-segment, but that decrease should be mostly offset by increases in revenues from the Fortum project when we start the deployment phase next year. In our Spanish market, we have continued with our solid performance and revenues grew by 16.1% during the first nine months of 2010 as compared to the same period of 2009. This growth was primarily from our activity in renewable energy (solar power plants) and from our recurrent business with large utilities like Endesa and REE.
     In North America, the electric utility business revenues increased from € 24.5 million during the first nine months of 2009 to € 27.1 million in the same period of 2010. The revenue increase was due in large part to the solid performance of our Smart Network (RTU) and Geographical Information System (GIS) business associated with Smart Grid projects. We also continue to see growth from our Distribution Management System (DMS) and we expect that to continue as utilities increase their focus on implementing a control system for their smart grid objectives. In addition, the known total pipeline of sales activities around DMS, OMS, and distribution SCADA has been increasing. We continue to believe that our opportunities within this region will continue to grow as we focus on our Smart Grid initiatives.
     In Latin America, the electric sub-segment revenues for the first nine months of 2010 grew 1.7% to € 20.1 million. The increase in revenue was mainly due to our strong growth in Brazil. We continue to win contracts within this region and our pipeline is also expanding, which gives us momentum within this region. We have also seen an increase in activity from other countries, including Colombia and Chile, where we are currently pursuing contracts.
     In our Asia-Pacific and Middle East & Africa regions, our Electric sub-segment revenues for the first nine months of 2010 amounted € 1.5 million, compared to € 1.0 million recorded in the same period of the previous year. We expect that Smart Grid projects will start to increase in China (where we are looking for an extension of an important DMS pilot), and in India (where we have been awarded the first few in a series of projects) and finally in Australia (where new opportunities have been identified).
     Transportation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€46,200	€70,110	€128,394	€172,306
Gross Profit	10,710	14,429	34,683	40,588
Gross Margin	23.2%	20.6%	27.0%	23.6%
Revenue growth rate over prior period	(34.1)%		(25.5)%
     Our Transportation segment revenues for the nine-month period ended September 30, 2010, decreased by 25.5%, as compared to the same period in 2009. This significant decrease was mostly due to the prospective application of SFAS 167 in our financial statements of the period ended September 30, 2010 (see Note 6 of our unaudited Condensed Consolidated Financial Statements). As a result of this change, since January 1, 2010, we do not consolidate most of our joint ventures in the Transportation segment that were consolidated until that date, which caused a significant decrease in our revenues. If SFAS 167 had been applied in the first nine months of 2009, revenues would have decreased by 16.4%, from € 153.5 million in the nine-month period ended September 30, 2009, to € 128.4 million in the same period of 2010. Additionally, as indicated in previous quarters, this decrease in revenues is a direct consequence of the reduction of the year-over-year revenue contribution from our Automatic Traffic Violation Administering and Monitoring (ATVAM) project in Saudi Arabia, from which we recognized a one-time loss amounting to approximately € 18.0 million during the second quarter of 2010 related to the termination of the enforcement portion of the project in light of technical disagreements; however we will continue with the urban traffic management part of the project. Additionally, our Transportation segment was still impacted by the pressure experienced by government agency and municipality budget reductions as a result of the general worldwide economic slowdown, which translated into delays in the project bidding and award processes that we were anticipating for the third quarter in our international Transportation business.

     Gross margins in our Transportation segment increased from 23.6% in the first nine months of 2009 to 27.0% in the same period of 2010, mainly due to the prospective application of SFAS 167 on our financial statements of the period ended September 30, 2010. If SFAS 167 had been applied in the first nine months of 2009, gross margin would have been 26.1% in the nine-month period ended September 30, 2009.
     In Europe, where the majority of our projects in this segment are being performed in Spain and where we also carry out most of our joint ventures in this segment, revenues for the nine-month period ended September 30, 2010 decreased by 18.9%, as compared to the nine-month period ended September 30, 2009. If SFAS 167 had also been applied in the first nine months of 2009, revenues in Europe for the first half of 2010 would have increased by 8.8%. The increase in revenues for the period was mostly due to the resilience of our business in Spain, where we have a significant number of operation and maintenance contracts with the main transportation authorities in the country. However, we remain very cautious in this region since government agency and municipality budgets continue to experience severe pressure, while private sector investments continue to slow down.
     In North America, our revenues amounted to € 32.8 million during the first nine months of 2010, compared to € 33.5 million in the same period of 2009. The slight decrease in revenues was primarily due to a decrease in revenues from two large projects, the Pennsylvania 511 project and the TravInfo project. However, our revenues grew more than 18.0% during the three-month period ended September 30, 2010. Additionally, new bookings in the region have grown significantly in the first nine months of 2010 in comparison with the same period of the previous year, surpassing the bookings we signed during the full year 2009, which provides a good outlook for revenues going forward. Besides, we are still pursuing important opportunities for electronic toll collection systems in different U.S. states.
     In Latin America, our revenues increased from € 22.2 million in the nine-month period ended September 30, 2009, to € 24.2 million in the same period of 2010. The 9.0% increase was mainly due to the continued strong performance of our business in Brazil.
     In the Asia-Pacific region, our revenues for the nine-month period ended September 30, 2010 were € 3.6 million, compared to € 7.4 million in the same period of 2009. This decrease was mainly due to delays in contracts with the Chinese government but we do expect bookings to materialize in both China and India in the upcoming quarters.
     In the Middle-East & Africa region, we experienced a decrease in our revenues. Our revenues for the first nine months of 2010 were € 7.5 million, compared to € 34.9 million for the first nine months of 2009. As previously mentioned, the decrease was a direct result of the technical disagreements encountered in our ATVAM project in Saudi Arabia. On August 28, 2010, we signed an agreement with the customer to terminate the enforcement portion of the project and to continue and finalize the urban traffic management part of the project. Apart from that, we signed several key contracts in the region, including an ITS project in Saudi Arabia that includes the implementation of the Telvent SmartMobilityTM Road system to manage six kilometers of highway, including four tunnels. We believe that this region will continue to provide us with good business opportunities moving forward.
     Backlog in our Transportation segment as of September 30, 2010, amounted to € 304.9 million, which includes € 45.7 million in soft backlog.

     Environment

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€13,097	€14,225	€41,095	€43,934
Gross Profit	5,814	4,713	18,495	17,082
Gross Margin	44.4%	33.1%	45.0%	38.9%
Revenue growth rate over prior period	(7.9)%		(6.5)%
     Revenues in our Environment segment for the nine-month period ended September 30, 2010 were € 41.1 million, compared to € 43.9 million in the same period last year. This 6.5% decrease was mostly due to the prospective application of SFAS 167 in the financial statements for the period ended September 30, 2010 (see Note 6 to our unaudited Condensed Consolidated Financial Statements). As a result of this change, since January 1, 2010, we do not consolidate most of our joint ventures in the Environment segment that were consolidated until that date, which caused a significant decrease in our revenues. If SFAS 167 had been applied in the first nine months of 2009, revenues in the period ended September 30, 2010 would have decreased by 3.5%, from € 42.6 million in the first nine months of 2009 to € 41.1 million in the same period of 2010. This slight decrease in revenues was mostly due to the economic slowdown experienced in Europe, and more intensely in Spain, where investment in projects by governmental agencies has slowed down as a result of the reduction of their investment budgets. Nevertheless, gross margin for our Environment segment in the first nine months of 2010 was 45.0%, compared to 38.9% in gross margin for the same period in 2009; the improvement in gross margins was driven by the weather forecasting services that we provide, which have higher margins.
     In Europe, which represented approximately 29% of our Environment segment, most of our revenues were generated in Spain. However, this percentage is gradually decreasing as we continue to grow in other geographic regions. Revenues in Europe amounted to € 11.8 million during the nine-month period ended September 30, 2010, compared to € 15.9 million in the same period in 2009. If SFAS 167 had also been applied in the first nine months of 2009, revenues in Europe would have decreased from € 14.6 million in the first nine months of 2009 to € 11.8 million in the same period of 2010. As previously mentioned, the economic slowdown experienced in Europe impacted our revenues in this region. The main reason for this decrease was the decrease in investments made by governmental agencies, given budget pressures. However, recurring maintenance and operation contracts, which represent a significant portion of our revenues in Europe, have been renewed consistently and we have signed several major contracts, including a significant project for the supply of Meteorological Systems for the main international airports in Germany by the National Meteorological Service (DWD), which should provide us with a stable revenue stream in the region for the near future. Finally, with regard to the expansion of our weather forecasting services, we are currently preparing to launch our solutions in Europe, so this should also represent a growth driver for the future.
     Revenues in North America, which represented more than 45% of our total revenues in this segment during the nine-month period ended September 30, 2010, amounted to € 18.7 million, compared to revenues of € 19.2 million in the same period of 2009. In our water management activities, we continue to base our growth strategy around advanced water management solutions for water authorities and municipalities. We expect that the recent projects awarded to us related to upgrading and replacing water systems in the U.S. should result in significant revenues in the coming quarters. On the other hand, in our weather information and forecasting services business, we have experienced flat growth period over period as a result of a small decline in our traditional markets, which in part has been offset by better performance in our strategic aviation and energy markets. Our customer retention rates continue at a very high level, around 90%, especially in our growing segments. Our recurring commercial-grade weather information services in North America represent approximately 80% of total revenues in the region, and more than one third of the total revenues in our Environment segment.
     In the Middle-East & Africa region, our revenues for nine-month period ended September 30, 2010, amounted to € 8.8 million, compared to € 6.0 million in the same period of 2009. This 47.8% revenue growth in this region was mainly due to the contribution from our Water Distribution project in Libya for the Great Man-Made River Authority and also due to our consolidated operations in water management systems and services for Kahramaa in Qatar and the maintenance services of meteorological systems for the civil aviation authorities in Kuwait, which should provide a stable revenue stream in this region. Our business in Middle East & Africa region now represents 21% of the total revenues of our Environment segment.
     Backlog in our Environment segment as of September 30, 2010, amounted to € 76.5 million, which includes € 10.0 million of soft backlog.
     Agriculture

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€20,462	€18,029	€61,566	€58,531
Gross Profit	14,959	13,397	44,824	42,813
Gross Margin	73.1%	74.3%	72.8%	73.1%
Revenue growth rate over prior period	13.5%		5.2%
     Almost 100% of the revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusinesses, along with a smaller portion of advertising revenue from our media segment, including The Progressive Farmer publication.
     Our Agriculture segment contributed revenues of € 61.6 million for the nine-month period ended September 30, 2010, representing a 5.2% increase from the same period of 2009. This segment, which is over 90% subscription-based, has revenue subscription retention rates of approximately 89% resulting in lower costs of sale, and hence, higher gross margins than the rest of our segments. Overall results from our Agriculture segment during the nine-month period of 2010 were solid, showing the stability and resilience of this business, with continued success in upgrading existing customers and sales to risk management customers but with some slowness in sales to new producers and agribusinesses and advertising sales for the media group slightly behind target, offset by continued strong overall customer retention.
     We have over 564,000 subscribers to our business information in our Agriculture segment, including approximately 35,500 of the largest farm producers who are paying for premium content, more than 14,300 originators including the top elevators, ethanol plants and feedlot, and almost 3,950 agribusiness customers using our risk management platform. Our largest customers include Bunge,

FC Stone, John Deere, Con Agra and Cargill along with the majority of the top corn and soybean producers in the United States. During the first nine months of 2009, transactions involving approximately 88 million bushels of grain were transacted through our grains trading portal between our 1,069 agribusiness portal locations and our over 27,049 registered portal producers.
     Backlog in our Agriculture segment was € 68.7 million as of September 30, 2010, including € 28.4 million of soft backlog.
     Global Services

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Euros in thousands, except percentages)
Revenues	€30,061	€41,854	€101,173	€132,422
Gross Profit	11,635	12,189	31,359	39,008
Gross Margin	38.7%	29.1%	31.0%	29.5%
Revenue growth rate over prior period			(28.2)%	(23.6)%
     Our Global Services revenues for the first nine months of 2010 amounted to € 101.2 million, compared to € 132.4 million in the same period of 2009. This decrease year-over-year was due to the sale of the internal IT outsourcing business, which was sold to Abengoa effective January 1, 2010, and also due to the prospective application of SFAS 167 in the financial statements of the period ended September 30, 2010 (see Note 6 to our Unaudited Condensed Consolidated Financial Statements). As a result of this accounting change, since January 1, 2010 we do not consolidate most of our joint ventures in the Global Services segment that were consolidated until that date, which has contributed to the decrease in our revenues. If SFAS 167 had been applied in the first nine months of 2009 and without considering the contribution of the Abengoa internal IT outsourcing business that we sold, revenues in the first nine months of 2010 organically increased 2.8%, from € 98.5 million in the first nine months of 2009 to € 101.2 million in the same period of 2010. Gross margin in our Global Services segment increased from 29.5% in the first nine months of 2009 to 31.0% in the same period of 2010.
     We have been able to achieve organic revenue growth during the first nine months of 2010 mainly due to our continued expansion in new markets such as Latin America and North America, as well as the resilience that our business is showing in Spain, despite the challenges that we are facing there, where we are being impacted by an ongoing slow-down in business activity coming from the public administrations while we are also facing a very competitive market situation in Spain, with local competitors being very aggressive on pricing.
     On a positive note, as we anticipated in previous quarters, we are seeing an excellent opportunity to grow outside of Spain, as a result of our relationships with some of our major customers, especially in Latin America and North America. This should allow us to offset part of this risk in Spain and establish the base for further geographic diversification.
     Total backlog in our Global Services segment as of September 30, 2010 amounted to € 171.0 million, which includes € 70.5 million of soft backlog.

Geographical Revenues
     The following table identifies our revenues by region during the nine-month periods ended September 30, 2010, and September 30, 2009. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period and the changes may not reflect the long-term direction of our business.

			Percentage
	Nine Months Ended September 30,		Change
	2010	2009	2009 – 2010
	(Euros in thousands, except percentages)
Europe	€199,401	€256,014	(22.1)%
Latin America	80,291	64,476	24.5%
North America	191,587	184,256	4.0%
Asia-Pacific	13,737	16,802	(18.2)%
Middle-East and Africa	17,502	42,036	(58.4)%

Total	502,518	563,584	(10.8)%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
Changes in Financial Condition
Operating Activities

	Nine Months Ended September 30,
	2010	2009
	(In thousands)
Net cash provided by (used in) operating activities	€(49,199)	€(53,838)
     During the nine-month period ended September 30, 2010, net cash used by our operating activities was € 49.2 million, compared to the nine-month period ended September 30, 2009, where we used cash in the amount of € 53.8 million.
     For the nine-month period ended September 30, 2010, we had € (16.7) million of non-cash adjustments to net income, including depreciation and amortization charges of € 26.2 million, compared with € 34.3 million of non-cash adjustments to net income for the nine-month period ended September 30, 2009, which included € 22.0 million of depreciation and amortization charges. Also, included in the additions (deductions) to net income for the nine-month periods ended September 30, 2010 and 2009 were € 2.0 million and € 2.1 million, respectively, of stock compensation and extraordinary variable compensation charges; € 3.5 million and € 5.3 million, respectively, of unrealized foreign exchange (income)/loss and € (25.9) million and € (0.3) million, respectively, of deferred income tax charges; € 0.7 million and € 0.2 million, respectively, of non-

controlling interest income; € 1.2 million and € 0.8 million, respectively, of allowance for doubtful accounts; € 15.6 million and € 3.9 million, respectively, of accrued interest; and € (2.5) million and € 0.3 million, respectively, of income/loss of investments of equity method. Finally, we adjusted € (35.3) million related to the change in fair value of the call option embedded in convertible debt.
     Working capital and temporary joint ventures used € 73.3 million of our operating cash in the nine-month period ended September 30, 2010, compared with € 110.9 million in the nine-month period ended September 30, 2009. We had a decrease in our operating cash of € 5.7 million due to the deconsolidation of joint ventures as a result of the adoption of SFAS 167. Changes in operating assets and liabilities contributed to a decrease in operating cash-flow primarily due to the increase in our unbilled revenues of € 13.1 million, in other assets of € 2.8 million, in our related parties receivables of € 18.4 million, in our accounts and other long-term receivables of € 70.2 million, in other tax receivables of € 3.0 and to the decrease in our income and other tax payable of € 3.2 million, in our accounts payable of € 2.9 million and the decrease in the incorporation of our temporary consortiums’ working capital of € 1.8 million. These changes were partially offset by the increase in our related parties payable of € 30.3 million, in our billing in excess of cost and estimated earnings on uncompleted contracts of € 9.5 million and in our other liabilities of € 7.8 million, as well as a decrease in our inventory of € 0.2 million.
     In 2009, changes in operating assets and liabilities during the nine-month period ended September 30, 2009, contributed to a decrease in operating cash-flow due to the increases in our unbilled revenues of € 114.8 million, in other assets of € 0.2 million, in our related parties receivables of € 30.0 million, in our accounts and other long-term receivables of € 17.5 million, in other tax receivables of € 3.7 million, the decrease in our billing in excess of cost and estimated earnings on uncompleted contracts of € 0.3 million, in accounts payable of € 62.6 million and in our accrued and other liabilities of € 10.0 million. These changes were partially offset by an increase in our income and other tax payable of € 15.8 million, in our related parties payable of € 1.0 million, in our due to temporary joint ventures of € 2.7 million, as well as a decrease in our inventory of € 1.9 million.
     Investing Activities

	Nine Months Ended September 30,
	2010	2009
	(In thousands)
Net cash provided by (used in) investing activities	€(33,326)	€(3,563)
          Net cash used by investing activities totaled € 33.3 million in the nine-month period ended September 30, 2010 and € 3.6 million in the nine-month period ended September 30, 2009. We used € 0.7 million as part of our scheduled payments in connection with the acquisition of NLDC and € 13.4 million to make deferred earn-out payments and post-closing adjustments under the stock purchase agreement of Telvent DTN. We also used € 1.0 million related to the joint venture agreement signed with the DMS Group, € 9.2 million for the purchase of property, plant and equipment, € 14.0 million for investments in intangible assets (which includes € 5.8 million of investment in software to be marketed or sold as part of our bundled service solutions, and € 8.1 million of investment in software developed for internal use) and our restricted cash balance decreased by € 1.0 million.

     During the nine-month period ended September 30, 2009, we borrowed € 12.7 million under our credit arrangement with Abengoa. Our restricted cash balance decreased by € 17.9 million mainly due to certain deposits that were restricted for use as of December 30, 2008, as a result of a counter-guarantee of certain obligations we assumed during the normal course of our business and that were released as of September 30, 2009. Additionally, we also used cash of € 6.7 million for the purchase of property, plant and equipment, € 21.0 million for the acquisition of investments, mainly related to the acquisition of 42% of Matchmind, merged into Telvent Global Services effective July 1, 2010, and € 5.5 million for the investment in certain intangible assets. We used cash in acquisition of additional investment of € 1.0 million.
     Financing Activities

	Nine Months Ended September 30,
	2010	2009
	(In thousands)
Net cash provided by financing activities	€50,606	€36,460
          Net cash provided by financing activities totaled € 50.6 million in the nine-month period ended September 30, 2010. During the second quarter of 2010 we closed two financing deals: the new syndicated facilities agreement that replaced several facilities and the issuance of convertibles notes, proceeds of which primarily were used to cancel the credit agreement between Telvent DTN and Goldman Sachs.
          During the nine-month period ended September 30, 2010, we had proceeds of € 176.1 million mainly from the new syndicated facility agreement signed by Telvent GIT with ING Bank N.V, ING Belgium, S.A., Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona, Barclays Bank, S.A. and the Royal Bank of Scotland N.V. We also had proceeds of € 13.4 million from short-term debt, which mainly included € 6.6 million borrowed under our agreement with Deutsche Bank in connection with financing general treasury needs in North America and Mexico, and € 6.6 million from the increase in credit facilities of our subsidiary, Matchmind (which was merged into Telvent Global Services effective July 1, 2010). We repaid € 203.7 million of long-term debt consisting, mainly, of a repayment of € 141.1 million on Telvent DTN’s first lien credit agreement, of € 56.6 million on the Telvent GIT syndicated loan agreement and of € 5.0 million on the Telvent GIT bilateral agreement with “La Caixa”. In addition, we repaid € 66.6 million of short-term debt, consisting mainly of € 29.6 million from advance payments of intercompany balances, a repayment of € 20.3 million on the Telvent Traffic (merged into Telvent USA Corporation effective July 1, 2010) credit agreement with Bank of America and € 16.2 million repaid on our leasing obligations (which is mainly a repayment under our agreement for the sale and leaseback of certain equipment signed in October 2007). We also received proceeds of € 142.1 million in connection with the offering and sale of senior subordinated convertible notes. Finally, we repaid € 10.9 million under our credit agreement with Abengoa for working capital financing purposes.
     During the nine-month period ended September 30, 2009, we repaid € 34.5 million of long-term debt, mainly in connection with the payment of € 22.5 million on the unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium S.A. and Caixa d’Estavils i Pensions de Barcelona, and the payment of € 7.8 million and € 0.6 million of the current portion of long-term debt on the credit facilities with Goldman Sachs Credit Partners L.P. and Liscat, respectively. We also repaid € 10.4 million of short-term debt, mainly repayments of € 3.7 million related to the sale and lease back transaction with ING, Bancantabria and Credit Agricole; repayment of ordinary capital leases of € 3.0 million, and repayment of the advance payments of € 3.7 million to financial institutions on intercompany payables. We also repaid government loans of € 0.4 million. Short-term debt increased by € 7.7 million, mainly representing the increase in credit facilities with Banco Cooperativo, BBVA, Bankinter, Caixa d’Estavils i Pensions de Barcelona, Barclays, Caixa Nova and Natixis of € 1.0 million, € 1.0 million, € 0.9 million, € 0.8 million, € 0.7 million, € 0.6 million, and € 1.8 million, respectively. We received proceeds of € 20.0 million of long-term debt under the credit facilities of Caja de Ahorros y Monte de Piedad, Caixa d’Estalvis i Pensions de Barcelona, and ING Belgium S.A., Sucursal en España, in connection with the acquisition of 42% of Matchmind merged into Telvent Global Services effective July 1, 2010.
     Additionally, we received proceeds of € 5.0 million of long-term debt under the credit facilities of Caixa d’Estavils i Pensions de Barcelona in connection with the repurchase of our ordinary shares, where we used cash of € 4.7 million. Additionally, we received proceeds of € 67.2 million under the credit agreement with Abengoa and we paid dividends of € 12.3 million and € 1.3 million to our shareholders and to non-controlling interest holders, respectively.
     Credit Arrangements and Loan Facilities
          Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 18, 2010.
          Our net credit line payable under our credit arrangement with Abengoa as of September 30, 2010, was € 83.9 million, with € 5.4 million remaining available as of this date. Borrowings under this agreement bear interest at an 8.35% annual interest rate. We will incur no costs nor receive any payments under this arrangement unless we actually use or loan any of the available funds.
          On March 23, 2010, the Company entered into a syndicated facilities agreement with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona; Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders) for an aggregate principal amount of € 170.0 million. On July 15, 2010, the Company entered into a Novation and Amendment of Facilities and Assignment Agreement of this facilities agreement, by virtue of which the aggregate principal amount of the Original Agreement was increased by € 13.0 million to € 183.0 million. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders. The facilities are structured in two tranches, a term loan facility up to € 100.0 million and a revolving facility up to € 83.0 million.
          The purpose of the term loan facility is to finance general corporate needs of the Company; to refinance the following existing credit agreements: (1) the unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) and ING Belgium S.A., Sucursal en España, and (2) bilateral agreement with Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); and also to payoff the following debt instruments: (1) sale and leaseback agreement entered into between Telvent Housing, merged into Telvent Global Services effective July 1, 2010, and ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. and (2) the credit agreement between Telvent Traffic, merged into Telvent USA Corporation effective July 1, 2010, and Bank of America, N.A. The purpose of the revolving facility is to finance working capital needs of the Company.

          The term loan facility is required to be repaid no later than March 23, 2014, with principal amounts due as follows: € 10 million on March 23, 2011; € 20 million on March 23, 2012; € 30 million on March 23, 2013; and € 40 million on March 23, 2014. The revolving facility is required to be repaid no later than March 23, 2014.
          The term loan facility’s interest rate will be calculated on the basis of EURIBOR (3 or 6 months) plus an initial spread of 3.00%. The revolving facility’s interest rate will be calculated on the basis of EURIBOR (1, 3 or 6 months) plus an initial spread of 3.00%. However, after March 23, 2011, based on the Company’s prior financial statements, the spread in connection with both facilities will vary depending on the leverage ratio (Net Financial Debt/EBITDA) and can range between a minimum of 2.00% and a maximum of 3.00%.
     The syndicated facilities agreement includes usual and customary representations and warranties, affirmative and negative covenants and events of default typical in such a transaction of this size and type.
     The long-term leasing obligation entered into with ING Lease (España) E.F.C., S.A., Credit Agricole Leasing Sucursal en España and Bancantabria Inversiones, S.A., E.F.C. for the sale and leaseback of certain equipment previously owned by Telvent Housing (merged into Telvent Global Services effective July 1, 2010), the Credit Agreement signed with Bank of America, N.A. (successor to LaSalle Bank National Association), the syndicated unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid, ING Belgium S.A., Sucursal en España and “La Caixa” and the bilateral agreement signed with (“La Caixa”) have been refinanced with the new syndicated facility agreement signed on March 23, 2010, described above and were completely repaid.
     As of September 30, 2010, the balance outstanding under this agreement was € 178.3 million.
     On April 6, 2010, we entered into a purchase agreement with Barclays Capital Inc. and RBS Securities Inc., as representatives of the initial purchasers, in connection with the offering and sale of U.S. $200 million aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015 (of which U.S. $25 million was issued upon exercise of the initial purchasers’ overallotment option). On April 19, 2010, the sale of the Notes was settled and the Notes were issued pursuant to an indenture, dated April 19, 2010, among the Company, as issuer, BNY Corporate Trustee Services Limited, as trustee, and The Bank of New York Mellon, as note registrar, paying agent and conversion agent.
     The Notes will mature on April 15, 2015, and will be paid semi-annually in arrears at a rate of 5.50% per year on April 15 and October 15 of each year, beginning on October 15, 2010. Under certain circumstances the Notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share and represents a 22.5% conversion premium over the closing price of Telvent’s ordinary shares of U.S. $27.90 per share on April 6, 2010, on the NASDAQ Global Select Market.
     The net proceeds from the sale of the Notes were U.S. $192 million. The Company used the majority of the net proceeds from the offering of the Notes to repay all amounts outstanding under the Telvent DTN credit agreement with Goldman Sachs Credit Partners, LP, and expects to use the remainder of the net proceeds for general corporate purposes. The amount outstanding under these subordinated convertible notes, net of debt of issuance costs, was € 140.9 million.
     The Amended and Restated First Lien Credit and Guaranty Agreement between DTN and Goldman Sachs Credit Partners, LP was refinanced with the subordinated convertible notes described above.
     On December 29, 2009, Telvent USA (merged into Telvent USA Corporation effective July 1, 2010) entered into an agreement with Deutsche Bank, S.A. (“Deutsche Bank”) pursuant to which Deutsche Bank made available a credit facility with a maximum borrowing limit of U.S. $18 million to finance general treasury needs. Drawdowns under the credit agreement bear interest on the outstanding principal amount at a rate per annum equal to LIBOR plus a margin of 1.90%. On July 29, 2010 the loan agreement was amended to extend the termination date to October 29, 2010, and on that date the loan agreement was amended so that the maximum borrowing limit was reduced to U.S. $12.5 million and the term was extended through November 29, 2010. On November 15, 2010, this loan agreement was cancelled, as it was refinanced by the loan agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank described below. As of September 30, 2010, U.S. $17.9 million (€ 13.1 million) was outstanding under this agreement.
     On November 3, 2010, Telvent USA Corporation and Telvent Canada, as borrowers, and Telvent DTN and Telvent GIT, S.A., as guarantors, entered into a credit agreement with JPMorgan Chase Bank, N.A. and Fifth Third Bank, pursuant to which JPMorgan made available a revolving credit facility with a maximum borrowing limit of U.S. $20 million and a term loan in the maximum amount of U.S. $12 million and Fifth Third also made available a term loan in the maximum amount of U.S. $10 million, all to finance working capital and general corporate needs and to pay off a prior credit agreement with Deutsche Bank AG New York Branch. Loans made under this agreement by Telvent Canada can be made either in U.S. $ or Mexican pesos, at the election of the borrower.
     The revolving loan portion of the facility matures on October 12, 2011. The principal balance of the term loan is due and payable as follows: U.S. $5 million on September 30, 2011 and U.S. $1.25 million per calendar quarter thereafter, beginning on December 31, 2011, and ending on September 30, 2013. Any remaining principal is due October 12, 2013.
     Revolving loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either, depending on the election made by borrowers: (i) Adjusted Eurocurrency Rate for the interest period in effect for such borrowing plus the applicable rate: or (ii) Alternate Base Rate (ABR) plus the applicable rate. The Term Loan bears interest on the outstanding principal amount at a rate per annum equal to the Adjusted Eurocurrency Rate plus the Applicable Rate with an initial interest period of three months.
     The Adjusted Eurocurrency Rate means, with respect to any Eurocurrency loan in U.S. dollars or for any ABR loan, and interest rate per annum equal to: (a) the Eurocurrency Rate for the applicable interest period multiplied by (b) the statutory reserve rate. For eurocurrency loans in currencies other than U.S. Dollars, Adjusted Eurocurrency Rate means the eurocurrency rate with respect to such currencies.
     The Alternate Base Rate means, for any day, a rate per annum equal to the greatest of: (a) the prime rate announced by JPMorgan in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%; and (c) the Adjusted Eurocurrency Rate for deposits in U.S. Dollars for a one-month interest period on such day plus 1%.

     Applicable Rate means, for any day, with respect to any (i) eurocurrency revolving loan denominated in U.S. Dollars, 1.90% per annum; (ii) eurocurrency revolving loan denominated in Mexican pesos, 0.0% per annum; (iii) eurocurrency term loan, 2.25% per annum; or (iv) ABR loan, 0.0% per annum.
     The credit agreement contains certain usual and customary representations and warranties, usual and customary affirmative and negative covenants and usual and customary events of default. The credit agreement replaces the loan agreement entered into April 1, 2010 with Deutsche Bank.
          On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with The Royal Bank of Scotland, N.V. (formerly ABN AMRO Bank N.V) (the “Bank”) to replace the previous one dated May 2, 2003. The original amount available to Telvent Canada under the New Credit agreement was up to approximately U.S. $21.0 million for three separate credit facilities. The amount outstanding under this agreement was € 2.0 million as of September 30, 2010. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand. The Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
          As of September 30, 2010, € 9.1 million was outstanding under various types of financing agreements between our subsidiary, Matchmind (merged into Telvent Global Services effective July 1, 2010), and several banks.
          As of September 30, 2010, € 10.0 million was outstanding under the financing obtained by us, with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almería, Málaga y Antequera (Unicaja) in connection with the El Toyo Digital City Project.
          On April 12, 2010, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.7 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2011 and bear interest at the prevailing base lending rates published by the Peoples Bank of China.
          As of September 30, 2010, € 0.6 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
          As disclosed in previous filings, our subsidiary Telvent Tráfico had a credit agreement with Natixis Sucursal en España, the purpose of which was to finance the time gap between payments and collections in a project with the Autoridad del Tránsito y Transporte Terrestre (ATT) in Panama. As it was agreed between Natixis, our customer and us, after the acceptance of the system by the client, which occurred on September 27, 2010, and effective June 1, 2010, Telvent has transferred to Natixis all its collection rights against the ATT and thus, the obligations with Natixis correspond now to the ATT. As a result, the financial asset corresponding to the unbilled revenues of the project and the financial liability corresponding to the credit agreement, both amounting to U.S. $12.3 million at the time of the acceptance, have been derecognized.

          In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We partially mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of September 30, 2010, € 201.8 million of these obligations were outstanding.
     Forward-Looking Statements
          Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our largest shareholder Abengoa;

•	Abengoa’s future activities with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional services and solutions to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our services and solutions mix;

•	the importance of our alliances, joint ventures and investments; and

•	the expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
          Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities. Exchange rate risk and interest rate risk are both for purposes other than trading. Note 10 to our Consolidated Financial Statements provides quantitative information about our foreign exchange and interest rate contracts by principal currency as of September 30, 2010 and December 31, 2009.
          In addition, since the issuance of our convertible notes, we are also exposed to the fluctuation of our stock price. On April 19, 2010, we issued U.S. $200,000 aggregate principal amount of senior subordinated convertible notes (the “Notes”), due 2015. Under certain circumstances, the notes will be convertible into cash, Telvent’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election, on the conversion date (the Notes are not callable). The Notes will be convertible at an initial conversion rate of 29.2590 ordinary shares per U.S. $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately U.S. $34.18 per ordinary share. If converted in cash, the amount to distribute to noteholders will vary depending on the stock price of Telvent on the conversion date.
Exchange Rate Risk
          The majority of our assets, liabilities, sales and costs are denominated in Euros. Our subsidiaries enter into contracts in which revenues and costs are denominated in currencies other than their functional currency. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity.
          We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
          We apply hedge accounting based on ASC 815 issued on accounting for derivative instrument and hedging activities (pre-codification SFAS No. 133). As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (in “other comprehensive income”). The effective portion of the gain or loss on the hedging instrument recognized in equity is subsequently reclassified to profit or loss in the same period or periods in which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by us as of September 30, 2010 and December 31, 2009, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, the contract terms provided consist of the contract amounts and weighted average settlement price and we have grouped the forward contracts by common characteristics (e.g. by the currency in which the instruments are denominated).

	Expected Maturity Date
As of September 30, 2010								Fair Value
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	12,025	33,708	29,551	—	—	—	75,284	(4,654)
Average contractual Exchange rate	1.27	1.24	1.23	—	—	—
EUR/USD (1)
Contract amount (EUR)	30,040	19,076	23,467	—	—	—	72,583	375
Average contractual Exchange rate	0.77	0.81	0.81		—	—
USD/MXP (1)
Contract amount (USD)	21,167	—	—	—	—	—	21,167	(568)
Average contractual Exchange rate	0.07	—	—	—	—	—
MXP/USD (1)
Contract amount (MXP)	62,831	—	—	—	—	—	62,831	(252)
Average contractual Exchange rate	13.69	—	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	55,068	180	—	—	—	—	55,248	(95)
Average contractual Exchange rate	1.03	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	10,171	—	—	—	—	—	10,171	62
Average contractual Exchange rate	0.96	—	—	—	—	—
CAD/EUR (1)
Contract amount (AUD)	1,788	—	—	—	—	—	1,788	(77)
Average contractual Exchange rate	1.33	—	—	—	—	—
EUR/CAD (1)
Contract amount (EUR)	3,425	—	—	—	—	—	3,425	78
Average contractual Exchange rate	0.75	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	273	—	—	—	—	—	273	—
Average contractual Exchange rate	1.22	—	—	—	—	—
EUR/MXP (1)
Contract amount (EUR)	1,002	155	—	—	—	—	1,157	(125)
Average contractual Exchange rate	0.06	0.05	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	589	(39)
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,214	618	—	—	—	—	2,832	120
Average contractual Exchange rate	0.21	0.21	—	—	—	—
AUD/KWD (1)
Contract amount (EUR)	948	—	—	—	—	—	948	107
Average contractual Exchange rate	4.38	—	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	267	—	—	—	—	—	267	—
Average contractual Exchange rate	0.42	—	—	—	—	—
MXP/CAD (1)
Contract amount (MXP)	56,279	17,450	1,297	—	—	—	75,026	4
Average contractual Exchange rate	12.52	13.02	13.38	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.

	Expected Maturity Date
As of December 31, 2009								Fair Value
In thousands	2010	2011	2012	2013	2014	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	16,072	250	13,144	—	—	—	29,466	(2,446)
Average contractual Exchange rate	1.30	1.42	1.27	—	—	—
EUR/USD (1)
Contract amount (EUR)	16,954	523	101	101	—	—	17,679	(550)
Average contractual Exchange rate	0.71	0.68	0.67	0.67	—	—
USD/MXP (1)
Contract amount (USD)	21,109	762	—	—	—	—	21,871	(369)
Average contractual Exchange rate	0.07	0.06	—	—	—	—
MXP/USD (1)
Contract amount (MXP)	121,136	13,862	—	—	—	—	134,998	12
Average contractual Exchange rate	14.02	15.36	—	—	—	—
CAD/USD (1)
Contract amount (CAD)	46,990	180	—	—	—	—	47,170	708
Average contractual Exchange rate	1.07	1.01	—	—	—	—
USD/CAD (1)
Contract amount (USD)	9,478	—	—	—	—	—	9,478	(43)
Average contractual Exchange rate	0.91	—	—	—	—	—
AUD/KWD (1)
Contract amount (AUD)	1,354	283	—	—	—	—	1,637	102
Average contractual Exchange rate	4.35	4.42	—	—	—	—
EUR/BRL (1)
Contract amount (EUR)	227	—	—	—	—	—	227	(8)
Average contractual Exchange rate	0.37	—	—	—	—	—
USD/SEK (1)
Contract amount (USD)	76	—	—	—	—	—	76	3
Average contractual Exchange rate	0.15	—	—	—	—	—
EUR/JOD (1)
Contract amount (EUR)	589	—	—	—	—	—	589	117
Average contractual Exchange rate	0.93	—	—	—	—	—
EUR/QAR (1)
Contract amount (EUR)	2,688	398	—	—	—	—	3,086	37
Average contractual Exchange rate	0.19	0.20	—	—	—	—

(1)	Telvent buys the first currency mentioned and sells the second currency.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year, both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swaps to limit the interest rate risk associated with our variable-rate long-term debt. These contracts mature between 2010 and 2024. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 0.5 million and € 0.5 million during the nine-month periods ended September 30, 2010, and 2009, respectively.
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by us (all options, swaps and material debt obligations) as of September 30, 2010 and December 31, 2009, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options-notional amounts and weighted average strike prices; for swaps-notional amounts, weighted average pay rates, and weighted average receive rates; and for debt obligations — principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options — written or purchased put or call options with similar strike prices; swaps-received variable and pay fixed swaps; and debt obligations-fixed rate or variable rate, and by currency.

	Expected Maturity Date
	(In thousands)
As of September 30, 2010	2010	2011	2012	2013	2014	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	90,157	81,507	64,823	8,103	7,344	6,545	555
Average rate receivable	2.01%	2.02%	2.07%	4.09%	4.09%	4.09%

	Expected Maturity Date
	(In thousands)
As of September 30, 2010	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (EUR)	291	361	374	387	401	8,162	9,977	7,601
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%
Variable Rate (EUR)	10,000	20,000	30,000	40,000	—	—	100,000	86,173
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Euribor plus spread ranging from 2% to 3.00% based on Net Financial Debt/EBITDA of consolidated financial statement.

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	156,400	110,400	—	—	—	—	4,200
Average rate payable	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	72,124	53,585	41,497	30,338	19,146	7,916	384
Average strike price	4.20%	4.21%	4.21%	4.20%	4.18%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	0
Average strike price	4.50%

	Expected Maturity Date
	(In thousands)
As of December 31, 2009	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	11,802	2,048	2,048	2,048	193,542	—	211,488	131,683
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,039	9,957	8,486
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(2)	Eurodollar Rate Loans: 5.5% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary Telvent DTN’s S&P rating falls less than B+ and B1 and 3.75% if it is higher or equal.

(3)	Euribor plus spread ranging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.
     Further detail regarding the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010.

D. Internal Controls and Procedures
     As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2009, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control over Financial Reporting” included in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2009, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2009. There has been no change to our system of internal control over financial reporting that occurred during the nine-month period ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2009, there has been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on March 18, 2010. There have been no material changes from the risk factors as previously disclosed.
C. Other Information
     On August 26, 2010, the Company’s Board of Directors approved Addendum No. 1, effective January 1, 2010, to the Services Provision Agreement dated April 1, 2009, by and between the Company and Abengoa, S.A. The Addendum was previously approved by the Company’s Audit Committee and extends the term of the Services Provision Agreement through December 31, 2010. As consideration for the continuation of services set forth in Clause 1.1 of the Services Provision Agreement, the Company agreed to pay Abengoa, S.A. an aggregate of 8,273,540 Euros, payable in quarterly installments.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González-Domínguez
	Name:	Ignacio González-Domínguez
	Title:	Chief Executive Officer

Date: November 24, 2010

Exhibit Index
4.1	Credit Agreement dated November 3, 2010, by and among Telvent USA Corporation and Telvent Canada LTD, as borrowers, Telvent DTN, Inc. and Telvent GIT, S.A. as guarantors, JPMorgan Chase Bank, N.A., as administrative agent and lender, and Fifth Third Bank, as lender.
4.2	Addendum No. 1 to Service Provision Agreement dated August 27, 2010 by and between Telvent GIT, S.A. and Abengoa S.A.